 Exhibit 99.1

Second Quarter Report 2025

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
This Management’s Discussion and Analysis (“MD&A”) dated July 30, 2025 of Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2025 (the “Second Quarter Financial Statements”) prepared in accordance with International Financial Reporting Standards (“IFRS® Accounting Standards”), International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read in conjunction with the Company’s annual Management’s Discussion and Analysis (“Annual MD&A”) and annual consolidated financial statements prepared in accordance with IFRS Accounting Standards (“Annual Financial Statements”). The condensed interim consolidated financial statements and this MD&A are presented in United States dollars (“US dollars”, “$” or “US$”) and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars (“C$”), Australian dollars (“A$”) or European Union euros (“Euros” or “€”). Additional information relating to the Company is included in the Company’s Annual Information Form for the year ended December 31, 2024 (the “AIF”). The AIF, Annual MD&A and Annual Financial Statements are available on the Canadian Securities Administrators’ (the “CSA”) SEDAR+ website at www.sedarplus.ca and included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2024 (the “Form 40-F”) filed with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov/edgar.
Certain statements contained in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. See Forward-Looking Statements in this MD&A.
This MD&A discloses certain financial performance measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce” (also referred to as “AISC per ounce”), “minesite costs per tonne”, “adjusted net income”, “adjusted net income per share”, “earnings before interest, taxes, depreciation and amortization” (also referred to as “EBITDA”), “adjusted earnings before interest, taxes, depreciation and amortization” (also referred to as “adjusted EBITDA”), “free cash flow”, “free cash flow before changes in non-cash components of working capital”, “sustaining capital expenditures”, “sustaining capitalized exploration”, “development capital expenditures”, “development capitalized exploration”, and “operating margin” that are not standardized measures under IFRS Accounting Standards. These measures and ratios may not be comparable to similar measures or ratios reported by other gold producers. Each of “total cash costs per ounce” and “all-in sustaining costs per ounce” are reported on a per ounce of gold produced basis and, unless otherwise indicated, are reported on a by-product basis (deducting by-product metal revenues from production costs). Minesite costs per tonne is reported on a per tonne of ore milled basis. For a discussion of the composition and usefulness of these measures and ratios and reconciliation of each of them to the most directly comparable financial information presented in the condensed interim consolidated financial statements prepared in accordance with IFRS Accounting Standards, see Non-GAAP Financial Performance Measures in this MD&A.
This MD&A also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. These estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to below under Non-GAAP Financial Performance Measures, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS Accounting Standards measure.
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Unless otherwise stated, references to “LaRonde”, “Canadian Malartic”, “Meadowbank” and “Goldex” are to the Company’s operations at the LaRonde complex, the Canadian Malartic complex, the Meadowbank complex and the Goldex complex, respectively. The LaRonde complex consists of the mining, milling and processing operations at the LaRonde mine and the LaRonde Zone 5 mine (“LZ5”). The Canadian Malartic complex consists of the mining, milling and processing operations at the Canadian Malartic mine and the mining operations at the Odyssey mine. The Meadowbank complex consists of the mining, milling and processing operations at the Meadowbank mine and the Amaruq open pit and underground mines. The Goldex complex consists of the mining, milling and processing operations at the Goldex mine and the mining operations at the Akasaba West open pit mine (“Akasaba West”). References to other operations are to the relevant mines, projects or properties, as applicable.
Meaning of “include” “including” and “such as”: When used in this MD&A the terms “include”, “including” and “such as” mean including and such as, without limitation, respectively.
Business Overview
Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company’s mines are located in Canada, Australia, Finland and Mexico with exploration and development activities in Canada, Australia, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.
Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both doré bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.
Agnico Eagle’s operating mines and development projects are located in what the Company believes to be politically stable countries that are generally supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its current mines and projects have long-term mining potential.
2025 Developments
Tariffs
On February 1, 2025, the United States introduced tariffs on imports from countries including Canada. In response, the Canadian and other governments announced retaliatory tariffs on imports from the United States. In certain cases, the implementation or application of these tariffs have been postponed or modified and exceptions to such tariffs have been made in respect of certain goods. However, the international trade disputes set in motion by these tariffs, retaliatory tariffs and other actions remain fluid. At this time, the Company believes its revenue structure will be largely unaffected by the tariffs as its gold production is mostly refined in Canada, Australia or Europe. The Company continues to review its exposure to the tariffs and trade disputes and its alternatives to inputs sourced from suppliers that are or may become subject to the tariffs, or other trade disputes. However, approximately 60% of the Company’s cost structure relates to labour, contractors, energy and royalties, which are not expected to be directly affected by any of the tariffs or trade disputes. While there is uncertainty as to whether the tariffs or retaliatory tariffs will be implemented, the quantum of such tariffs, the goods on which they may be applied and the ultimate effect of tariffs or other trade disputes on the Company’s supply chains, the Company continues to monitor developments and may take steps to limit the effect of any tariffs or trade disputes on it as may be appropriate in the circumstances.
Acquisition of O3 Mining Inc.
On December 12, 2024, the Company announced that it had entered into a definitive support agreement with O3 Mining Inc. (“O3 Mining”), pursuant to which the Company agreed to offer to acquire, by way of take-over bid, all of the outstanding common shares of O3 Mining at C$1.67 per share in cash directly or indirectly

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
(the “O3 Offer”). On January 23, 2025, the Company, indirectly through a wholly-owned subsidiary, took-up and acquired 110,424,431 common shares of O3 Mining under the O3 Offer for aggregate consideration of C$184.4 million. The Company also extended the O3 Offer until February 3, 2025 to allow remaining shareholders of O3 Mining to tender to the O3 Offer. On February 3, 2025, the Company, indirectly through a wholly-owned subsidiary, took up and acquired an additional 4,360,806 O3 Shares during the extension period of the O3 Offer, resulting in an aggregate of 114,785,237 O3 Shares being taken up and acquired under the O3 Offer, representing approximately 95.6% of the outstanding O3 Shares on an undiluted basis, for aggregate consideration of C$191.7 million. On March 18, 2025, O3 Mining and one of the Company’s wholly-owned subsidiaries amalgamated under the Business Corporations Act (Ontario), which resulted in the Company owning 100% of the O3 Shares.
O3 Mining’s primary asset is its 100%-owned Marban Alliance property located near Val d’Or, in the Abitibi region of Québec, and is adjacent to Canadian Malartic. The Marban Alliance property includes the Marban deposit, which is an advanced exploration project with potential to support an open pit mining operation similar to those at the Barnat open pit at Canadian Malartic.
Repayment of Long-term Debt
On June 30, 2025, the Company repaid $40.0 million of the 2017 Series A 4.42% notes at maturity. On June 30, 2025, the Company also elected to repay in full the remaining outstanding principal of the 2016 and 2017 Notes prior to their respective maturity dates. The repayment totaled $510.0 million, consisting of $250.0 million related to the 2016 Notes and $260.0 million related to the 2017 Notes.
The Company incurred debt extinguishment costs of $5.4 million relating to the repayment of the 2016 and 2017 Notes prior to their respective maturity dates.
Normal Course Issuer Bid
On May 1, 2025, the Company received approval from the Toronto Stock Exchange (“TSX”), to renew its normal course issuer bid (the “NCIB”) pursuant to which the Company may purchase up to a maximum of 5% of its issued and outstanding common shares. The Company is authorized to acquire an aggregate of $1.0 billion of its common shares under the NCIB. Under the NCIB, the Company may purchase its common shares for cancellation during the period commencing May 4, 2025 and ending on May 3, 2026. The Company intends to repurchase its common shares through the facilities of the TSX, the New York Stock Exchange or other designated exchanges and alternative trading systems in Canada and the United States in accordance with applicable regulatory requirements. All common shares purchased under the NCIB will be cancelled. Under the Company’s prior NCIB, which commenced on May 4, 2024 and ended on May 3, 2025, the Company obtained approval to purchase up to a total of 24,961,914 common shares of which 1,862,133 were purchased through the facilities of the TSX and NYSE at a weighted average price of approximately $80.5585 per common share.
The Company maintains an Automatic Share Purchase Plan (“ASPP”) with a broker to enable the purchase of common shares under the NCIB during trading blackout periods. The Company may, but is not required to, instruct the broker to make purchases under the NCIB based on pre-established trading parameters prior to the commencement of the blackout period. Between July 1 and July 25, 2025, the Company repurchased 131,467 common shares for $15.9 million under the ASPP.
Financial and Operating Results
Operating Results
Agnico Eagle reported net income of $1,068.7 million, or $2.13 per share, in the second quarter of 2025, compared with net income of $472.0 million, or $0.95 per share, in the second quarter of 2024.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Agnico Eagle reported adjusted net income1 of $975.8 million, or $1.94 per share1, in the second quarter of 2025, compared with adjusted net income of $535.3 million, or $1.07 per share, in the second quarter of 2024. Agnico Eagle reported EBITDA1 of $2,021.0 million in the second quarter of 2025 compared with $1,123.1 million in the second quarter of 2024. Adjusted EBITDA1 increased in the second quarter of 2025 to $1,913.8 million compared to $1,176.2 million in the second quarter of 2024. The Company reported higher adjusted net income, EBITDA and adjusted EBITDA primarily due to higher operating margins in the current period.
Agnico Eagle reported net income of $1,883.4 million, or $3.75 per share, in the first six months of 2025, compared with net income of $819.2 million, or $1.64 per share, in the first six months of 2024.
Agnico Eagle reported adjusted net income of $1,745.9 million, or $3.47 per share, in the first six months of 2025, compared with adjusted net income of $912.7 million, or $1.83 per share, in the first six months of 2024. Agnico Eagle reported EBITDA of $3,654.8 million in the first six months of 2025 compared with $2,005.6 million in the first six months of 2024. Adjusted EBITDA in the first six months of 2025 increased to $3,503.7 million compared to $2,105.5 million in the first six months of 2024. The Company reported higher adjusted net income, EBITDA and adjusted EBITDA primarily due to higher operating margin in the current period.
In the second quarter of 2025, operating margin1 increased by 55.4% to $2,026.9 million, compared with $1,304.6 million in the second quarter of 2024, primarily due to a 35.6% increase in revenues from mining operations resulting from a 40.4% higher realized price of gold between periods, partially offset by a 3.1% lower sales volume, mainly from Meadowbank, Canadian Malartic and Fosterville.
In the first six months of 2025, operating margin increased by 58.6% to $3,727.4 million, compared with $2,350.9 million in the first six months of 2024, primarily due to a 35.3% increase in revenues from mining operations as a result of a 40.3% higher average realized price of gold between periods, partially offset by a 3.6% lower sales volume, mainly from Canadian Malartic, Fosterville and La India.
Gold production decreased to 866,029 ounces in the second quarter of 2025 compared with 895,838 ounces in the second quarter of 2024, primarily due to decreased production at Meadowbank, Fosterville, Canadian Malartic and La India, partially offset by increased production at Macassa and LaRonde.
Gold production decreased to 1,739,823 ounces in the first six months of 2025, compared with 1,774,490 ounces in the first six months of 2024, primarily due to decreased production at Canadian Malartic, Fosterville, La India and Meadowbank, partially offset by increased production at Macassa and LaRonde.
Cash provided by operating activities increased to $1,845.5 million in the second quarter of 2025 compared with $961.3 million in the second quarter of 2024, primarily due to higher operating margin and more favourable working capital movements between periods.
Cash provided by operating activities increased to $2,889.7 million in the first six months of 2025 compared with $1,744.5 million in the first six months of 2024, primarily due to the same reasons discussed above for the second quarter.
Free cash flow1 increased to $1,305.0 million in the second quarter of 2025 compared with $557.2 million in the second quarter of 2024, primarily due to higher operating margins and more favourable working capital movements between periods. Free cash flow before changes in non-cash components of working capital1 increased to $791.6 million in the second quarter of 2025 compared with $582.2 million in the second quarter of 2024, due to higher operating margin in the current period.

1
Adjusted net income, adjusted net income per share, EBITDA, adjusted EBITDA, operating margin, free cash flow and free cash flow before changes in non-cash components of working capital are non-GAAP measures or ratios that are not standardized financial measures under IFRS Accounting Standards. For reconciliation of these measures to the most directly comparable financial measure under IFRS Accounting Standards, and a discussion of their composition and usefulness, see Non-GAAP Financial Performance Measures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Free cash flow increased to $1,899.1 million in the first six months of 2025 compared with $952.8 million in the first six months of 2024. Free cash flow before changes in non-cash components of working capital increased to $1,550.9 million in the first six months of 2025 compared with $971.6 million in the first six months of 2024. The Company reported higher free cash flow and higher free cash flow before changes in non-cash components of working capital due to the same reasons discussed above for the second quarter.
The table below sets out variances in the key drivers of net income for the three and six months ended June 30, 2025, compared with the three and six months ended June 30, 2024:
(millions of United States dollars)	Three Months Ended June 30, 2025 vs. Three Months Ended June 30, 2024	Six Months Ended June 30, 2025 vs. Six Months Ended June 30, 2024
Increase in revenues from mining operations	$739.5	$1,377.9
Decrease in production costs due to effects of foreign currencies	9.8	44.5
Increase in production costs	(27.0)	(45.9)
Decrease in exploration and corporate development expenses	3.2	12.5
Decrease (increase) in amortization of property, plant and mine development	1.4	(58.1)
Increase in general and administrative expenses	(9.1)	(21.7)
Decrease in finance costs	7.0	20.9
Change in derivative financial instruments	144.9	259.7
Change in non-cash foreign currency translation	12.0	7.4
Increase in care and maintenance	(5.5)	(8.3)
Decrease in other expenses	30.2	23.0
Increase in income and mining taxes	(309.7)	(547.7)
Total net income variance	$596.7	$1,064.2
Three Months Ended June 30, 2025 vs. Three Months Ended June 30, 2024
Revenues from mining operations increased to $2,816.1 million in the second quarter of 2025, compared with $2,076.6 million in the second quarter of 2024, primarily due to a 40.4% increase in realized gold prices and higher sales volume from LaRonde, Macassa, Meliadine, and Detour Lake, partially offset by lower sales volume from Meadowbank, Canadian Malartic, Fosterville and La India.
Production costs were $789.2 million in the second quarter of 2025, a 2.2% increase compared with $772.0 million in the second quarter of 2024, as increased production costs at Meliadine and Detour Lake were partially offset by decreased production costs at Canadian Malartic, Meadowbank and La India. Overall production costs at all sites were affected by higher royalty costs resulting from higher gold prices.
Total cash costs per ounce2 increased to $933 on a by-product basis and $979 on a co-product basis in the second quarter of 2025, compared with $870 on a by-product basis and $911 on a co-product basis in the second quarter of 2024, primarily due to higher cash costs at Detour Lake, Meliadine, Fosterville and Meadowbank, partially offset by lower cash costs at Macassa.
Amortization of property, plant and mine development decreased by $1.4 million to $377.0 million between the second quarter of 2024 and the second quarter of 2025 as lower amortization at Macassa, Meadowbank, Canadian Malartic and La India was partially offset by higher amortization at Meliadine and Detour Lake.
General and administrative expenses increased to $57.9 million during the second quarter of 2025, compared with $48.8 million during the second quarter of 2024 primarily due to an increase in employee compensation costs between periods.

2
Total cash cost per ounce is a non-GAAP measure that is not a standardized financial measure under IFRS Accounting Standards. For a reconciliation of this measure on a by-product and co-product basis to production costs and a discussion of the composition and usefulness of this measure, see Non-GAAP Financial Performance Measures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Gain on derivative financial instruments amounted to $125.3 million during the second quarter of 2025, compared with a loss of $19.6 million during the second quarter of 2024, primarily due to favourable movements in foreign exchange rates between periods.
Other expenses decreased to $17.1 million during the second quarter of 2025, compared with $47.3 million during the second quarter of 2024, primarily due to fewer disposals of property, plant and mine development in the current period.
In the second quarter of 2025, the Company recorded income and mining taxes expense of $547.9 million on income before income and mining taxes of $1,616.6 million, resulting in an effective tax rate of 33.9%. In the second quarter of 2024, the Company recorded income and mining taxes expense of $238.2 million on income before income and mining taxes of $710.2 million, resulting in an effective tax rate of 33.5%. The increase in the effective tax rate between the second quarter of 2025 and the second quarter of 2024 is primarily due to a larger proportion of taxable income being earned in jurisdictions with higher statutory tax rates.
There are several factors that can significantly affect the Company’s effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company’s operating jurisdictions. As a result of these factors, the Company’s effective tax rate is expected to fluctuate significantly in future periods.
Six Months Ended June 30, 2025 vs. Six Months Ended June 30, 2024
Revenues from mining operations increased to $5,284.3 million during the six months ended June 30, 2025, compared with $3,906.4 million in the six months ended June 30, 2024, primarily due to a 40.3% increase in realized gold prices and higher sales volume from LaRonde and Macassa, partially offset by lower sales volume from Canadian Malartic, Fosterville, La India and Meadowbank.
Production costs were $1,556.9 million in the six months ended June 30, 2025, a $1.4 million increase compared with $1,555.6 million in the six months ended June 30, 2024, as increased production costs at Detour Lake and Meliadine were partially offset by lower production costs at Canadian Malartic and La India. Overall production costs at all sites were affected by higher royalty costs resulting from higher gold prices.
Total cash costs per ounce increased to $918 on a by-product basis and $962 on a co-product basis in the six months ended June 30, 2025, compared with $885 on a by-product basis and $920 on a co-product basis in the six months ended June 30, 2024, primarily due to higher cash costs at Detour Lake, Fosterville, Meliadine and Canadian Malartic, partially offset by lower cash costs at Macassa and LaRonde.
Amortization of property, plant and mine development increased by $58.1 million to $793.8 million between the six months ended June 30, 2024 and the six months ended June 30, 2025, primarily due to higher amortization at Canadian Malartic, Meliadine and Detour Lake, partially offset by lower amortization at Macassa and La India.
General and administrative expenses increased to $118.6 million during the six months ended June 30, 2025, compared with $96.9 million during the six months ended June 30, 2024, primarily due to an increase in employee compensation costs between periods.
Finance costs decreased to $49.9 million during the six months ended June 30, 2025, compared with $70.7 million during the six months ended June 30, 2024, primarily due to the repayment of the Company’s long term debt between periods.
Gain on derivative financial instruments amounted to $194.1 million during the six months ended June 30, 2025, compared with a loss of $65.5 million during the six months ended June 30, 2024, primarily due to favourable movements in foreign exchange rates between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Other expenses decreased to $36.3 million during the six months ended June 30, 2025, compared with $59.3 million during the six months ended June 30, 2024, primarily due to fewer disposals of property, plant and mine development in the current period.
In the six months ended June 30, 2025, the Company recorded income and mining taxes expense of $927.7 million on income before income and mining taxes of $2,811.2 million, resulting in an effective tax rate of 33.0%. During the six months ended June 30, 2024, the Company recorded income and mining taxes expense of $380.0 million on income before income and mining taxes of $1,199.3 million, resulting in an effective tax rate of 31.7%. The increase in the effective tax rate between the six months ended June 30, 2025 and the six months ended June 30, 2024 is primarily due to a larger proportion of taxable income being earned in jurisdictions with higher statutory tax rates.
LaRonde mine
	Three Months Ended				Six Months Ended
LaRonde mine — Operating Statistics	June 30, 2025		June 30, 2024		June 30, 2025		June 30, 2024
Tonnes of ore milled (thousands of tonnes)		338		381		709		794
Tonnes of ore milled per day		3,714		4,187		3,917		4,363
Gold grade (g/t)		6.82		5.47		6.68		4.84
Gold production (ounces)		69,778		62,260		142,147		114,075
Production costs per tonne (C$)	C$	248	C$	156	C$	249	C$	203
Minesite costs per tonne (C$)	C$	238	C$	208	C$	228	C$	202
Production costs per ounce		$869		$702		$881		$1,045
Total cash costs per ounce		$722		$747		$677		$874
Gold production
Second Quarter of 2025 — At the LaRonde mine, gold production increased by 12.1% to 69,778 ounces in the second quarter of 2025, compared with 62,260 ounces in the second quarter of 2024, primarily due to higher gold grades as expected under the mining sequence and as result of positive grade reconciliation, partially offset by lower throughput levels due to a scheduled 10-day shutdown at the LaRonde mill during the current period.
First Six Months of 2025 — Gold production at the LaRonde mine increased by 24.6% to 142,147 ounces in the first six months of 2025, compared with 114,075 ounces in the first six months of 2024 primarily due to higher gold grades as expected under the mining sequence and as a result of positive grade reconciliation, partially offset by lower throughput levels.
Production costs
Second Quarter of 2025 — Production costs at the LaRonde mine were $60.7 million in the second quarter of 2025, an increase of 38.9% compared with production costs of $43.7 million in the second quarter of 2024, primarily due to the timing of inventory sales and higher underground development, milling, royalty and maintenance costs, partially offset by lower underground maintenance costs incurred in the current period.
Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs and the lower volume of ore tonnes processed in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs, partially offset by higher gold production in the current period.
First Six Months of 2025 — Production costs at the LaRonde mine were $125.2 million in the first six months of 2025, an increase of 5.0% compared with production costs of $119.2 million in the first six months of 2024, primarily due to higher milling and underground maintenance costs and higher royalty costs, partially offset

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
by a stockpile build-up in the current period compared to the consumption of stockpiles, including re-handling costs, in the prior-year period.
Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs combined with the lower volume of ore milled in the current period. Production costs per ounce decreased when compared to the prior-year period due to more ounces of gold produced in the current period from higher gold grades, partially offset by higher production costs.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period due the same reasons outlined above for the higher production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period due to more ounces of gold produced in the current period from higher gold grades, partially offset by the higher minesite cost per tonne.
First Six Months of 2025 — Minesite costs per tonne increased when compared to the prior-year period due the same reasons outlined above for the higher production costs per tonne. Total cash costs per ounce decreased due to more ounces of gold produced in the current period from higher gold grades, partially offset by the higher minesite costs per tonne.
LaRonde Zone 5 mine
	Three Months Ended				Six Months Ended
LaRonde Zone 5 mine — Operating Statistics	June 30, 2025		June 30, 2024		June 30, 2025		June 30, 2024
Tonnes of ore milled (thousands of tonnes)		336		299		640		566
Tonnes of ore milled per day		3,692		3,286		3,536		3,110
Gold grade (g/t)		2.10		2.25		2.09		2.18
Gold production (ounces)		21,474		20,074		40,596		36,623
Production costs per tonne (C$)	C$	95	C$	93	C$	99	C$	94
Minesite costs per tonne (C$)	C$	93	C$	92	C$	97	C$	94
Production costs per ounce		$1,075		$1,002		$1,113		$1,069
Total cash costs per ounce		$1,084		$1,030		$1,124		$1,098
Gold production
Second Quarter of 2025 — At the LaRonde Zone 5 mine, gold production increased by 7.0% to 21,474 ounces in the second quarter of 2025 compared with 20,074 ounces in the second quarter of 2024, primarily due to higher throughput levels achieved from the planned shutdown for the Carbon-in-Leach tanks upgrade in the prior-year period and increased productivity from automation initiatives, partially offset by lower gold grades.
First Six Months of 2025 — Gold production increased by 10.8% to 40,596 ounces in the first six months of 2025 from 36,623 ounces in the first six months of 2024 at the LaRonde Zone 5 mine primarily due to higher throughput levels achieved from the planned shutdown for the Carbon-in-Leach tanks upgrade in the prior-year period and increased productivity from automation initiatives, partially offset by lower gold grades.
Production costs
Second Quarter of 2025 — Production costs at the LaRonde Zone 5 mine were $23.1 million in the second quarter of 2025, an increase of 14.7% compared with production costs of $20.1 million in the second quarter of 2024, primarily due to higher milling costs and the consumption of stockpiles, with associated re-handling costs, in the current period.
Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs, partially offset by the higher volume of ore milled in the current period.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs, partially offset by more ounces of gold produced in the current period.
First Six Months of 2025 — Production costs at the LaRonde Zone 5 mine were $45.2 million in the first six months of 2025, an increase of 15.5% compared with production costs of $39.1 million in the first six months of 2024, primarily due to higher milling costs and the consumption of stockpiles, with associated re-handling costs, in the current period.
Production costs per tonne increased when compared to the prior-year period, for the same reasons outlined above for production costs, partially offset by the higher volume of ore milled. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
First Six Months of 2025 — Minesite costs per tonne increased as the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
LaRonde complex
	Three Months Ended				Six Months Ended
LaRonde complex — Operating Statistics	June 30, 2025		June 30, 2024		June 30, 2025		June 30, 2024
Tonnes of ore milled (thousands of tonnes)		674		680		1,349		1,360
Tonnes of ore milled per day		7,407		7,473		7,453		7,473
Gold grade (g/t)		4.47		4.05		4.50		3.73
Gold production (ounces)		91,252		82,334		182,743		150,698
Production costs per tonne (C$)	C$	172	C$	128	C$	178	C$	158
Minesite costs per tonne (C$)	C$	166	C$	157	C$	166	C$	157
Production costs per ounce		$918		$775		$932		$1,051
Total cash costs per ounce		$807		$816		$776		$929
Gold production
Second Quarter of 2025 — Gold production at the LaRonde complex increased when compared to the prior-year period primarily due to higher grades from the LaRonde mine.
First Six Months of 2025 — Gold production at the LaRonde complex increased when compared to the prior-year period primarily due to higher grades from the LaRonde mine.
Production costs
Second Quarter of 2025 — Production costs at the LaRonde complex increased by 31.2% in the second quarter of 2025 when compared with the second quarter of 2024, primarily due to higher milling, underground maintenance and royalty costs and the timing of inventory sales, partially offset by lower underground maintenance costs in the current period.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs. Production costs per ounce increased when compared to the prior-year for the same reasons outlined above for higher production costs, partially offset by the increased gold production in the current period.
First Six Months of 2025 — Production costs at the LaRonde complex increased by 7.6% in the first six months of 2025 compared with the first six months of 2024 primarily due to higher milling, underground maintenance and royalty costs, partially offset by a build-up in stockpiles in the current period.
Production costs per tonne increased when compared to the prior-year period primarily due to the same reasons outlined above for higher production costs. Production costs per ounce decreased when compared to the prior-year period primarily due to more ounces of gold produced in the period, partially offset by higher production costs per tonne.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year due to more ounces of gold produced in the current period, partially offset by the same reasons outlined above for higher production costs.
First Six Months of 2025 — Minesite costs per tonne increased when compared to the prior-year period primarily due to the reasons outlined above for higher production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period primarily due to the same reasons outlined above for the lower production costs per ounce.
Canadian Malartic
	Three Months Ended				Six Months Ended
Canadian Malartic — Operating Statistics	June 30, 2025		June 30, 2024		June 30, 2025		June 30, 2024
Tonnes of ore milled (thousands of tonnes)		4,963		5,182		9,828		10,355
Tonnes of ore milled per day		54,538		56,945		54,298		56,896
Gold grade (g/t)		1.17		1.17		1.14		1.19
Gold production (ounces)		172,531		180,871		332,304		367,777
Production costs per tonne (C$)	C$	32	C$	38	C$	33	C$	35
Minesite costs per tonne (C$)	C$	42	C$	42	C$	43	C$	42
Production costs per ounce		$669		$798		$706		$737
Total cash costs per ounce		$876		$871		$900		$860
Gold production
Second Quarter of 2025 — At Canadian Malartic, gold production decreased by 4.6% to 172,531 ounces in the second quarter of 2025 compared with 180,871 ounces in the second quarter of 2024, primarily due to lower throughput.
First Six Months of 2025 — At Canadian Malartic, gold production decreased by 9.6% to 332,304 ounces in the first six months of 2025 compared with 367,777 ounces in the first six months of 2024, due to lower throughput and lower grades per the mining sequence and sourcing of ore processed from the low-grade stockpiles.
Production costs
Second Quarter of 2025 — Production costs at Canadian Malartic were $115.4 million in the second quarter of 2025, a decrease of 20.1% compared with production costs of $144.3 million in the second quarter of 2024,

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
primarily due to lower mining costs, the timing of inventory sales and lower stockpile re-handling costs in the current period, partially offset by higher royalty costs.
Production costs per tonne decreased when compared to the prior-year period primarily due to the same reasons outlined above for the lower production costs, partially offset by lower volume of ore milled. Production costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for the lower production costs, partially offset by fewer ounces of gold produced in the current period.
First Six Months of 2025 — Production costs at Canadian Malartic were $234.7 million in the first six months of 2025, a decrease of 13.4% compared with production costs of $270.9 million in the first six months of 2024, due to lower mining costs, the timing of inventory sales and lower stockpile re-handling costs in the current period, partially offset by higher royalty costs.
Production costs per tonne decreased as compared to the prior-year period primarily due to the same reasons outlined above for the lower production costs, partially offset by lower volume of ore milled. Production costs per ounce decreased when compared to the prior-year period primarily due to the same reasons outlined above for the lower production costs, partially offset by fewer ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2025 — Minesite costs per tonne remained the same when compared to the prior-year period due to higher royalty costs during the quarter, partially offset by lower mining costs and lower stockpile re-handling costs combined with the lower volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period primarily due to fewer ounces of gold produced in the current period.
First Six Months of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to higher royalty costs during the quarter, partially offset by lower mining costs and lower stockpile re-handling costs combined with the lower volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period due to the higher minesite costs per tonne and fewer ounces of gold produced in the current period.
Goldex
	Three Months Ended				Six Months Ended
Goldex — Operating Statistics	June 30, 2025		June 30, 2024		June 30, 2025		June 30, 2024
Tonnes of ore milled (thousands of tonnes)		819		765		1,611		1,525
Tonnes of ore milled per day		9,000		8,407		8,901		8,379
Gold grade (g/t)		1.47		1.62		1.44		1.63
Gold production (ounces)		33,118		33,750		63,134		68,138
Production costs per tonne (C$)	C$	64	C$	59	C$	63	C$	59
Minesite costs per tonne (C$)	C$	63	C$	60	C$	63	C$	60
Production costs per ounce		$1,138		$980		$1,146		$973
Total cash costs per ounce		$962		$864		$961		$906
Gold production
Commercial production was achieved at Akasaba West in February 2024 and the comparative information set out below for the six months ended June 30, 2024 only includes four months of production from Akasaba West.
Second Quarter of 2025 — Gold production at Goldex slightly decreased to 33,118 ounces in the second quarter of 2025, compared with 33,750 ounces in the second quarter of 2024, primarily due to increased ore sourced from lower-grade Akasaba West, partially offset by higher throughput.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
First Six Months of 2025 — Gold production decreased by 7.3% to 63,134 ounces in the first six months of 2025, compared with 68,138 ounces in the first six months of 2024 at Goldex due to increased ore sourced from lower-grade Akasaba West and lower recovery rates, partially offset by higher throughput.
Production costs
Second Quarter of 2025 — Production costs at Goldex were $37.7 million in the second quarter of 2025, an increase of 13.9% compared with production costs of $33.1 million in the second quarter of 2024, primarily due to higher mining costs associated with Akasaba West, higher milling costs and higher royalty costs, partially offset by lower mill maintenance costs.
Production costs per tonne increased when compared to the prior-year period for the same reasons outlined above for higher production costs, partially offset by the higher volume of ore milled. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs.
First Six Months of 2025 — Production costs at Goldex were $72.3 million in the first six months of 2025, an increase of 9.2% compared with production costs of $66.3 million in the first six months of 2024, primarily due to higher mining costs associated with Akasaba West, higher milling costs and higher royalty costs, partially offset by lower mill maintenance costs.
Production costs per tonne increased when compared to the prior-year period for the same reasons described above for higher production costs, partially offset by higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs, along with fewer ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
First Six Months of 2025 — Minesite costs per tonne increased when compared to the prior-year period primarily due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
Detour Lake
	Three Months Ended				Six Months Ended
Detour Lake — Operating Statistics	June 30, 2025		June 30, 2024		June 30, 2025		June 30, 2024
Tonnes of ore milled (thousands of tonnes)		6,836		6,792		13,466		13,294
Tonnes of ore milled per day		75,121		74,637		74,398		73,044
Gold grade (g/t)		0.85		0.86		0.83		0.84
Gold production (ounces)		168,272		168,247		321,110		318,998
Production costs per tonne (C$)	C$	29	C$	24	C$	29	C$	26
Minesite costs per tonne (C$)	C$	31	C$	26	C$	31	C$	27
Production costs per ounce		$840		$715		$860		$791
Total cash costs per ounce		$914		$791		$929		$829
Gold production
Second Quarter of 2025 — At Detour Lake, gold production of 168,272 ounces in the second quarter of 2025 was in line with 168,247 ounces produced in the second quarter of 2024.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
First Six Months of 2025 — Gold production at Detour Lake increased by 0.7% to 321,110 ounces in the first six months of 2025 compared with 318,998 ounces in the first six months of 2024, primarily due to higher throughput from a higher mill run-time and optimized mill equipment, partially offset by slightly lower gold grades from processing lower grade stockpiles.
Production costs
Second Quarter of 2025 — Production costs at Detour Lake were $141.3 million in the second quarter of 2025, an increase of 17.5% compared with production costs of $120.3 million in the second quarter of 2024, primarily due to higher mining and milling costs, including maintenance costs as a result of higher throughput, higher royalty costs and a lower stockpile build-up when compared to the prior-year period, partially offset by a higher deferred stripping ratio between periods.
Production costs per tonne increased when compared to the prior-year period primarily due to the same reasons above for higher production costs, partially offset by the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs.
First Six Months of 2025 — Production costs at Detour Lake were $276.3 million in the first six months of 2025, an increase of 9.5% compared to production costs of $252.2 million during the first six months of 2024, primarily due to higher mining and milling costs, including maintenance costs as a result of higher throughput, higher royalty costs and a lower stockpile build-up when compared to the prior-year period, partially offset by a higher deferred stripping ratio between periods.
Production costs per tonne and production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2025 — Minesite costs per tonne increased when compared to the prior period due to the same reasons as for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons as for the higher production costs per ounce.
First Six Months of 2025 — Minesite costs per tonne increased compared to the prior-year period due to the same reasons as for the higher production costs per tonne. Total cash cost per ounce increased when compared to the prior-year period due to the same reasons as for the higher production costs per ounce.
Macassa
	Three Months Ended				Six Months Ended
Macassa — Operating Statistics	June 30, 2025		June 30, 2024		June 30, 2025		June 30, 2024
Tonnes of ore milled (thousands of tonnes)		143		152		291		286
Tonnes of ore milled per day		1,571		1,670		1,608		1,571
Gold grade (g/t)		19.50		13.44		18.99		14.77
Gold production (ounces)		87,364		64,062		173,392		132,321
Production costs per tonne (C$)	C$	462	C$	459	C$	472	C$	470
Minesite costs per tonne (C$)	C$	529	C$	476	C$	531	C$	484
Production costs per ounce		$552		$797		$566		$746
Total cash costs per ounce		$626		$833		$636		$770
Gold production
Second Quarter of 2025 — At Macassa, gold production increased by 36.4% to 87,364 ounces in the second quarter of 2025 compared with 64,062 ounces in the second quarter of 2024, primarily due to higher gold grades resulting from the mining sequence and positive grade reconciliation, partially offset by lower throughput.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
First Six Months of 2025 — Gold production at Macassa increased by 31.0% to 173,392 ounces in the first six months of 2025 compared to 132,321 ounces in the first six months of 2024, primarily due to higher gold grades resulting from the mining sequence and positive grade reconciliation.
Production costs
Second Quarter of 2025 — Production costs were $48.3 million in the second quarter of 2025, a decrease of 5.4% compared with production costs of $51.0 million in the second quarter of 2024, primarily due to a stockpile build-up in the period, partially offset by higher royalty costs and higher mining costs from an increased mining rate in the current period.
Production costs per tonne increased when compared to the prior-year period due to the lower volume of ore milled in the current period, partially offset by the same reasons outlined above for lower production costs. Production costs per ounce decreased when compared to the prior-year period due to increased ounces of gold produced in the period from higher gold grades and the same reasons outlined above for lower production costs.
First Six Months of 2025 — Production costs were $98.1 million in the first six months of 2025, a decrease of 0.6% compared to production costs of $98.7 million during the first six months of 2024, primarily due to stockpile build-up in the period and the timing of inventory sales, partially offset by higher royalty costs and higher mining costs from an increased mining rate in the period.
Production costs per tonne increased when compared to the prior-year period due to lower volume of ore milled in the current period, partially offset by the same reasons outlined above for lower production costs. Production costs per ounce decreased when compared to the prior-year period due to more ounces of gold produced in the current period and the same reasons outlined above for lower production costs.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for lower production costs per ounce.
First Six Months of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for lower production costs per ounce.
Meliadine
	Three Months Ended				Six Months Ended
Meliadine — Operating Statistics	June 30, 2025		June 30, 2024		June 30, 2025		June 30, 2024
Tonnes of ore milled (thousands of tonnes)		545		421		1,103		917
Tonnes of ore milled per day		5,989		4,626		6,094		5,038
Gold grade (g/t)		5.32		6.79		5.50		6.49
Gold production (ounces)		90,263		88,675		188,775		184,400
Production costs per tonne (C$)	C$	290	C$	278	C$	251	C$	265
Minesite costs per tonne (C$)	C$	254	C$	254	C$	241	C$	249
Production costs per ounce		$1,253		$969		$1,043		$973
Total cash costs per ounce		$1,112		$892		$1,012		$918

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Gold production
Second Quarter of 2025 — At Meliadine, gold production increased by 1.8% to 90,263 ounces in the second quarter of 2025 compared with 88,675 ounces in the second quarter of 2024, primarily due to higher throughput, partially offset by lower gold grades resulting from an increase sourcing of ore from the open pit in the current period.
First Six Months of 2025 — Gold production increased by 2.4% to 188,775 ounces in the first six months of 2025 compared with 184,400 ounces in the first six months of 2024, primarily due to higher throughput, partially offset by lower gold grades resulting from an increase sourcing of ore from the open pit in the current period.
Production costs
Second Quarter of 2025 — Production costs at Meliadine were $113.1 million in the second quarter of 2025, an increase of 31.6% compared with production costs of $85.9 million in the second quarter of 2024, primarily due the consumption of stockpiles, with associated re-handling costs, in the current period, higher underground development, mill maintenance, consumables and royalty costs, partially offset by lower open pit mining costs.
Production costs per tonne increased when compared to the prior-year period for the same reasons outlined above for higher production costs, partially offset by a higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs, partially offset by more ounces of gold produced in the current period.
First Six Months of 2025 — Production costs at Meliadine were $196.9 million during the first six months of 2025, an increase of 9.8% compared to production costs of $179.4 million during the first six months of 2024, primarily due the consumption of stockpiles, with associated re-handling costs, in the current period, higher underground development, mill maintenance, consumables and royalty costs, partially offset by lower open pit mining costs.
Production costs per tonne decreased when compared to the prior-year period due to a higher volume of ore milled in the current period, partially offset by the same reasons outlined above for higher production costs. Production costs per ounce increased for the same reasons outlined above for higher production costs, partially offset by more ounces of gold being produced in the current period.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2025 — Minesite costs per tonne remained the same when compared to the prior-year period due to the higher volume of ore milled and higher inventory adjustments offsetting higher costs outlined above for higher production per tonne. Total cash costs per ounce increased when compared to the prior-year period for the same reasons outlined above for higher production costs per ounce.
First Six Months of 2025 — Minesite costs per tonne decreased when compared to the prior-year period due to the same reasons outlined above for lower production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period primarily due to the same reasons outlined above for higher production costs per ounce.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Meadowbank
	Three Months Ended				Six Months Ended
Meadowbank — Operating Statistics	June 30, 2025		June 30, 2024		June 30, 2025		June 30, 2024
Tonnes of ore milled (thousands of tonnes)		692		990		1,729		2,061
Tonnes of ore milled per day(i)		10,813		10,879		11,227		11,324
Gold grade (g/t)		5.00		4.36		4.78		4.22
Gold production (ounces)		101,935		126,419		242,061		254,193
Production costs per tonne (C$)	C$	211	C$	169	C$	188	C$	156
Minesite costs per tonne (C$)	C$	207	C$	160	C$	185	C$	155
Production costs per ounce		$1,040		$973		$963		$933
Total cash costs per ounce		$1,018		$922		$948		$930

Note:
(i)
The three and six months ended June 30, 2025 excludes 27 days the mill was not operating as a result of Caribou migration patterns, preventing the transport of ore from Amaruq.

Gold production
Second Quarter of 2025 — At Meadowbank, gold production decreased by 19.4% to 101,935 ounces in the second quarter of 2025, compared with 126,419 ounces in the second quarter of 2024, primarily due to lower throughput as a result of a longer than expected caribou migration period which forced mill shutdowns, partially offset by higher gold grades from processing high-grade stockpiles.
First Six Months of 2025 — Gold production decreased by 4.8% to 242,061 ounces in the first six months of 2025 compared with 254,193 ounces in the first six months of 2024, primarily due to lower throughput as a result of a longer than expected caribou migration period which forced mill shutdowns, partially offset by higher gold grades from processing high-grade stockpiles.
Production costs
Second Quarter of 2025 — Production costs at Meadowbank were $106.0 million in the second quarter of 2025, a decrease of 13.8% compared with production costs of $123.0 million in the second quarter of 2024, primarily due to a build-up of stockpiles, and lower milling, mining and consumables costs due to fewer mill operating days in the current period, partially offset by higher mining maintenance and royalty costs.
Production costs per tonne increased when compared to the prior-year period due to the lower volume of ore milled in the period, partially offset by the same reasons outlined above for lower production costs. Production costs per ounce increased when compared to the prior-year period due to fewer ounces of gold being produced in the current period, partially offset by the same reasons outlined above for lower production costs.
First Six Months of 2025 — Production costs at Meadowbank were $233.0 million in the first six months of 2025, a decrease of 1.8% compared with production costs of $237.2 million in the first six months of 2024, primarily due to lower milling, mining and consumables costs due to fewer mill operating days in the current period, partially offset by higher mining maintenance and royalty costs.
Production costs per tonne increased when compared to the prior-year period primarily due to the lower volume of ore milled in the period, partially offset by the same reasons outlined above for lower production costs. Production costs per ounce increased when compared to the prior-year period primarily due to fewer ounces of gold being produced in the current period, partially offset by the same reasons outlined above for lower production costs.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
First Six Months of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
Asset Retirement Obligation
During the three months ended June 30, 2025, the Company revised its estimate of the Meadowbank Asset Retirement Obligation (“ARO”). The revision was driven by an updated internal analysis completed in the period and, as a result, the ARO liability related to Meadowbank increased by $198.2 million, with a corresponding adjustment to the related ARO asset. The increase in the ARO is primarily driven by revised estimates for dismantling infrastructure, transportation and fuel costs, and expected operating costs during the closure period. These updates reflect the scale of the operational footprint and logistical requirements at Meadowbank. As at June 30, 2025, the Meadowbank ARO liability was $432.9 million.
Fosterville
	Three Months Ended				Six Months Ended
Fosterville — Operating Statistics	June 30, 2025		June 30, 2024		June 30, 2025		June 30, 2024
Tonnes of ore milled (thousands of tonnes)		188		234		351		406
Tonnes of ore milled per day		2,066		2,571		1,939		2,231
Gold grade (g/t)		8.52		9.06		8.57		9.68
Gold production (ounces)		49,574		65,963		93,189		122,532
Production costs per tonne (A$)	A$	309	A$	237	A$	314	A$	264
Minesite costs per tonne (A$)	A$	315	A$	259	A$	329	A$	265
Production costs per ounce		$767		$558		$763		$575
Total cash costs per ounce		$783		$608		$797		$575
Gold production
Second Quarter of 2025 — At Fosterville, gold production decreased by 24.8% to 49,574 ounces in the second quarter of 2025 compared with 65,963 ounces in the second quarter of 2024, due to lower throughput and lower gold grades resulting from the mining sequence.
First Six Months of 2025 — Gold production at Fosterville decreased by 23.9% to 93,189 ounces in the first six months of 2025, compared with 122,532 ounces in the first six months of 2024, due to lower throughput and lower gold grades resulting from the mining sequence.
Production costs
Second Quarter of 2025 — Production costs were $38.0 million in the second quarter of 2025, an increase of 3.2% compared with production costs of $36.8 million in the second quarter of 2024, primarily due to higher royalty costs and the timing of inventory sales.
Production costs per tonne increased when compared to the prior-year period due to a lower volume of ore milled and the cost increases outlined above in production costs. Production costs per ounce increased when compared to the prior-year period due to fewer ounces of gold being produced in the period along with higher royalty costs.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
First Six Months of 2025 — Production costs were $71.1 million in the first six months of 2025, an increase of 0.8% compared to production costs of $70.5 million during the first six months of 2024, primarily due to higher royalty costs.
Production costs per tonne increased when compared to the prior-year period due to higher royalty costs and the lower volume of ore milled in the period. Production costs per ounce increased when compared to the prior-year period due to higher royalty costs and fewer ounces produced in the period.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
First Six Months of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
Kittila
	Three Months Ended		Six Months Ended
Kittila — Operating Statistics	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Tonnes of ore milled (thousands of tonnes)	482	524	1,004	1,006
Tonnes of ore milled per day	5,297	5,758	5,547	5,527
Gold grade (g/t)	3.96	4.07	3.92	4.19
Gold production (ounces)	50,357	55,671	104,461	110,252
Production costs per tonne (€)	€100	€102	€101	€107
Minesite costs per tonne (€)	€104	€101	€102	€106
Production costs per ounce	$1,093	$1,033	$1,062	$1,057
Total cash costs per ounce	$1,134	$1,020	$1,071	$1,044
Gold production
Second Quarter of 2025 — At Kittila, gold production decreased by 9.5% to 50,357 ounces in the second quarter of 2025, compared with 55,671 ounces in the second quarter of 2024, primarily due to lower throughput as a result of a planned mill shutdown and lower gold grades resulting from the mining sequence.
First Six Months of 2025 — Gold production decreased by 5.3% to 104,461 ounces in the first six months of 2025, compared with 110,252 ounces in the first six months of 2024 due to lower grades resulting from the mining sequence, partially offset by higher recovery rates in the current period.
Production costs
Second Quarter of 2025 — Production costs at Kittila were $55.1 million in the second quarter of 2025, a decrease of 4.3% compared with production costs of $57.5 million in the second quarter of 2024, primarily due to a build-up in stockpiles and lower underground production costs, partially offset by the strengthening of the Euro relative to the US dollar between periods and higher royalty costs in the current period.
Production costs per tonne decreased when compared to the prior-year period due to a build-up in stockpiles and lower underground production costs, partially offset by higher royalty costs and a lower volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to fewer ounces of gold being produced in the current period and higher royalty costs.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
First Six Months of 2025 — Production costs at Kittila were $110.9 million in the first six months of 2025, a decrease of 4.9% compared with production costs of $116.6 million in the first six months of 2024, primarily due to a build-up in stockpiles and lower underground production costs, partially offset by higher royalty costs in the current period.
Production costs per tonne decreased when compared to the prior-year period primarily due to a build-up in stockpiles and lower underground production costs, partially offset by higher royalty costs. Production costs per ounce increased when compared to the prior-year period due to fewer ounces of gold being produced in the current period and higher royalty costs.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period mainly due to the lower volume of ore milled in the current period, partially offset by the same reasons above for lower production costs, except for the strengthening of the Euro relative to the US dollar between periods. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
First Six Months of 2025 — Minesite costs per tonne decreased when compared to the prior-year period primarily due to the same reasons outlined above for lower production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
Pinos Altos
	Three Months Ended		Six Months Ended
Pinos Altos — Operating Statistics	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Tonnes of ore milled (thousands of tonnes)	441	454	822	880
Tonnes of ore milled per day	4,846	4,989	4,541	4,835
Gold grade (g/t)	1.58	1.70	1.53	1.79
Gold production (ounces)	21,363	23,754	38,654	48,479
Production costs per tonne	$115	$95	$113	$87
Minesite costs per tonne	$118	$93	$118	$94
Production costs per ounce	$2,367	$1,815	$2,413	$1,578
Total cash costs per ounce	$2,002	$1,414	$2,077	$1,380
Gold production
Second Quarter of 2025 — At Pinos Altos, gold production decreased by 10.1% to 21,363 ounces in the second quarter of 2025, compared with 23,754 ounces in the second quarter of 2024, primarily due to lower gold grades.
First Six Months of 2025 — Gold production decreased by 20.3% to 38,654 ounces in the first six months of 2025, compared with 48,479 ounces in the first six months of 2024 at Pinos Altos, primarily due to lower gold grades and lower volume of ore milled.
Production costs
Second Quarter of 2025 — Production costs at Pinos Altos were $50.6 million in the second quarter of 2025, an increase of 17.3% compared with production costs of $43.1 million in the second quarter of 2024, primarily due to higher underground mining and maintenance costs.
Production costs per tonne increased when compared to the prior-year period for the same reasons outlined above for higher production costs and a lower volume of tonnes milled in the period. Production costs per

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
ounce increased when compared to the prior-year period for the same reasons outlined above for higher production costs and fewer ounces of gold produced in the current period.
First Six Months of 2025 — Production costs at Pinos Altos were $93.3 million in the first six months of 2025, an increase of 21.9% compared with production costs of $76.5 million in the first six months of 2024, primarily due higher underground mining and maintenance costs.
Production costs per tonne increased when compared to the prior-year period for the same reasons outlined above for higher production costs and a lower volume of tonnes milled in the period. Production costs per ounce increased when compared to the prior-year period for the same reasons outlined above for higher production costs and fewer ounces of gold produced in the current period
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce and lower silver credits.
First Six Months of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce and lower silver credits.
Balance Sheet Review
(thousands of United States dollars)	As at June 30, 2025	As at December 31, 2024
Current assets	$3,488,094	$2,805,281
Non-current assets	28,205,319	27,181,737
Total assets	$31,693,413	$29,987,018
Current liabilities	$1,718,213	$1,511,965
Non-current liabilities	7,432,714	7,642,153
Total liabilities	$9,150,927	$9,154,118
Total assets of $31.7 billion as at June 30, 2025 increased by $1.7 billion, compared with total assets of $30.0 billion as at December 31, 2024. The Company’s total assets are primarily comprised of non-current assets such as property, plant and mine development and goodwill. The increase in total assets is primarily due to an increase in cash and cash equivalents, investments and property, plant and mine development.
Total liabilities of $9.2 billion at June 30, 2025 is comparable with total liabilities at December 31, 2024. This is due to the repayment of long term debt, partially offset by an increase in income taxes payable, reclamation provision and accounts payable and accrued liabilities between periods. The Company’s total liabilities are primarily comprised of non-current liabilities such as deferred income and mining tax liabilities, reclamation provisions and long-term debt.
While the Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including where used for capital expenditures) and input costs, the contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. As at June 30, 2025, the Company had outstanding currency derivative contracts related to $3,136.0 million of 2025 and 2026 expenditures (December 31, 2024 — $4,006.5 million) and diesel fuel derivative contracts related to 5.0 million gallons of heating oil (December 31, 2024 — 28.0 million).

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Liquidity and Capital Resources
As at June 30, 2025, the Company’s cash and cash equivalents totaled $1,557.6 million compared with $926.4 million as at December 31, 2024. The Company’s policy is to invest excess cash in what the Company believes to be highly liquid investments of high credit quality to attempt to reduce risks associated with these investments. Investments with remaining maturities of less than three months at the time of purchase are classified as cash equivalents. The Company’s decisions regarding the length of maturities it holds are based on cash flow requirements, rates of return and other factors.
Working capital (current assets less current liabilities) increased to $1,769.9 million as at June 30, 2025, compared with $1,293.3 million as at December 31, 2024, primarily due to a $631.1 million increase in cash and cash equivalents as a result of higher realized gold prices, partially offset by a $240.0 million increase in income taxes payable.
In February 2025, Moody’s revised its rating outlook for the Company to positive from stable and re-affirmed the Company’s long-term issuer rating of Baa1, reflecting the Company’s strengthening credit profile and financial position.
Subject to various risks and uncertainties, including those set out in this MD&A, in the Annual MD&A and in the Company’s AIF, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, working capital requirements, contractual obligations, debt maturities, planned capital expenditure and exploration programs. While the Company believes its capital resources will be sufficient to satisfy all its mandatory and discretionary commitments, the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. See “Risk Profile” in this MD&A for further details.
Operating Activities
Cash provided by operating activities increased to $1,845.5 million in the second quarter of 2025 compared with $961.3 million in the second quarter of 2024 primarily due to an increase in revenues from mining operations as a result of a 40.4% increase in the average realized price of gold between periods and due to favourable working capital movements between periods.
Cash provided by operating activities increased to $2,889.7 million in the first six months of 2025 compared with $1,744.5 million in the first six months of 2024 primarily due to 40.3% higher realized gold prices in the current period and more favourable working capital movements between periods.
Investing Activities
Cash used in investing activities in the second quarter of 2025 increased to $610.9 million compared with $424.6 million of cash used in the second quarter of 2024, primarily due to higher capital expenditures and increased equity investments between periods.
In the second quarter of 2025, the Company purchased $70.3 million in equity securities and other investments compared with $17.3 million in the second quarter of 2024. The Company’s equity securities and other investments consist primarily of investments in common shares and share purchase warrants of entities in the mining industry.
Cash used in investing activities in the first six months of 2025 of $1,260.9 million increased compared to $837.6 million of cash used in investing activities in the first six months of 2024, primarily due to higher capital expenditures, the purchase of O3 Mining in the first quarter of 2025 and purchases of equity investments between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
In the first six months of 2025, the Company purchased $138.4 million in equity securities and other investments compared with $41.3 million in the first six months of 2024. The Company’s equity securities and other investments consist primarily of investments in common shares and share purchase warrants of entities in the mining industry.
Financing Activities
Cash used in financing activities increased to $819.2 million in the second quarter of 2025, compared with $137.2 million of cash used in financing activities in the second quarter of 2024 primarily due to the $550.0 million repayment of the 2016 and 2017 guaranteed unsecured senior notes in the current period.
The Company issued common shares for net proceeds of $20.7 million in the second quarter of 2025, compared with $89.7 million in the second quarter of 2024, attributable to issuances under the employee stock option plan, the incentive share purchase plan and the dividend reinvestment plan.
During the second quarter of 2025, the Company repurchased 836,488 common shares for $99.9 million at an average price of $119.47 under the NCIB. During the second quarter of 2024, the Company repurchased 763,043 common shares for $50.0 million at an average price of $65.53 under the NCIB.
Cash used in financing activities was $1,002.1 million in the first six months of 2025, compared with $320.3 million of cash used in financing activities in the first six months of 2024, primarily due to the $550.0 million repayment of the 2016 and 2017 guaranteed senior notes in the current period and an increase in the number of shares repurchased between periods under the NCIB.
The Company issued common shares for net proceeds of $82.6 million in the first six months of 2025, compared with $106.5 million in the first six months of 2024, attributable to issuances under the employee stock option plan, the incentive share purchase plan and the dividend reinvestment plan.
During the first six months of 2025, the Company repurchased 1,324,535 common shares for $149.9 million at an average price of $113.20 under the NCIB. During the first six months of 2024, the Company repurchased 1,138,043 common shares for $69.9 million at an average price of $61.40 under the NCIB.
On April 24, 2025, Agnico Eagle declared a quarterly cash dividend of $0.40 per common share paid on June 16, 2025 to holders of record of the common shares of the Company as of May 30, 2025. Agnico Eagle has declared a cash dividend every year since 1983. In the second quarter of 2025, the Company paid dividends of $180.8 million compared to $164.3 million paid in the second quarter of 2024. In the first six months of 2025, the Company paid dividends of $356.3 million compared to $321.5 million paid in the first six months of 2024. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.
In the first six months of 2025, the Company did not draw on its Credit Facility. In the first six months of 2024, the Company drew down and repaid $600.0 million on its Credit Facility. As at June 30, 2025, the Company’s outstanding balance under the Credit Facility was nil. Credit Facility availability is reduced by outstanding letters of credit at that date, which were $24.3 million as at June 30, 2025, resulting in $1,975.7 million available for future drawdown.
The Company has six uncommitted letter of credit facilities with certain Canadian financial institutions (the “LC Facilities”). At June 30, 2025, amounts available under these letter of credit facilities are as follows; C$400.0 million, C$320.0 million, $200.0 million, C$200.0 million. C$200.0 million and $150.0 million. As at June 30, 2025, the aggregate undrawn face amount of letters of credit under the LC Facilities was $769.0 million. As at June 30, 2025, the Company has indemnity agreements with three companies for the issuance of surety bonds under which $353.5 million of such surety bonds have been issued.
The Company was in compliance with all covenants contained in the Credit Facility, the LC Facilities, and the $600.0 million of its guaranteed senior unsecured notes as at June 30, 2025.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Risk Profile
The Company is subject to significant risks, including fluctuations in commodity prices, foreign exchange rates and other risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. Changes in economic conditions and volatile financial markets may have a significant impact on Agnico Eagle’s cost and availability of financing and overall liquidity. The volatility in gold prices directly affects Agnico Eagle’s revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. For a more comprehensive discussion of these and other risks, see “Risk Factors” in the AIF filed on the CSA’s SEDAR+ website and with the SEC as part of the Form 40-F.
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”).
ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Management has used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company’s ICFR.
DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.
Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information which is required to be disclosed in the Company’s annual and interim filings and other reports filed under securities legislation is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There have been no significant changes in our internal controls during the three and six months ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
Non-GAAP Financial Performance Measures
This MD&A discloses certain financial performance measures and ratios, including adjusted net income, adjusted net income per share, EBITDA, adjusted EBITDA, free cash flow, free cash flow before changes in working capital, total cash costs per ounce (on both a by-product and co-product basis), minesite costs per tonne, all-in sustaining costs per ounce (on both a by-product and co-product basis), operating margin, sustaining capital expenditures, development capital expenditures, sustaining capitalized exploration, development capitalized exploration, that are not recognized measures or ratios under IFRS Accounting Standards. These measures and ratios may not be comparable to similar measures or ratios reported by other gold producers. Non-GAAP financial performance measures and ratios should be considered together with other data prepared in accordance with IFRS Accounting Standards.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Adjusted Net Income and Adjusted Net Income Per Share
Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the condensed interim consolidated statements of income for the effects of certain items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, severance and transaction costs related to acquisitions, revaluation gains and losses, environmental remediation, gains or losses on the disposal of assets, purchase price allocations to inventory, impairment loss charges and reversals, retroactive payments, and income and mining taxes adjustments. Adjusted net income per share is calculated by dividing adjusted net income by the weighted average number of shares outstanding on a basic and diluted basis.
The Company believes that these generally accepted industry measures are useful to investors in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company’s continuing income generating capabilities from its core mining business, excluding the above adjustments, which the Company believes are not reflective of operational performance. Management uses this measure to, and believes it is useful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards.
The following table sets out the calculation of adjusted net income and adjusted net income per share for the three and six months ended June 30, 2025 and June 30, 2024.
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2025	2024	2025	2024
Net income for the period — basic	$1,068,711	$472,016	$1,883,442	$819,208
Dilutive impact of cash settling LTIP	2,939	—	—	2,062
Net income for the period — diluted	$1,071,650	$472,016	$1,883,442	$821,270
Foreign currency translation (gain) loss	(11,571)	363	(11,631)	(4,184)
Realized and unrealized (gain) loss on derivative financial instruments	(125,264)	19,608	(194,123)	65,543
Environmental remediation	14,234	3,108	21,965	4,907
Net loss on disposal of property, plant and equipment	6,459	16,819	12,105	20,366
Purchase price allocation to inventory	1,466	—	2,534	—
Impairment loss(i)	—	—	10,554	—
Debt extinguishment costs	5,407	—	5,407	—
Other(ii)	2,077	13,215	2,077	13,215
Income and mining taxes adjustments(iii)	14,261	10,139	13,558	(6,316)
Adjusted net income for the period — basic	$975,780	$535,268	$1,745,888	$912,739
Adjusted net income for the period — diluted	$978,719	$535,268	$1,745,888	$914,801
Net income per share — basic	$2.13	$0.95	$3.75	$1.64
Net income per share — diluted	$2.12	$0.94	$3.74	$1.64
Adjusted net income per share — basic	$1.94	$1.07	$3.47	$1.83
Adjusted net income per share — diluted	$1.94	$1.07	$3.46	$1.83

Notes:
(i)
Relates to the Company’s ownership percentage of an impairment loss recorded by an associate.

(ii)
Other adjustments relate to retroactive payments that management considers not reflective of the Company’s underlying performance in the comparative period.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
(iii)
Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and adjustments to prior period tax filings.

EBITDA and Adjusted EBITDA
EBITDA is calculated by adjusting net income for finance costs, amortization of property, plant and mine development and income and mining tax expense line items as reported in the condensed interim consolidated statements of income.
Adjusted EBITDA removes the effects of certain items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted EBITDA is calculated by adjusting the EBITDA calculation for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, severance and transaction costs related to acquisitions, revaluation gains and losses, environmental remediation, gains or losses on the disposal of assets, purchase price allocations to inventory, impairment loss charges and reversals, retroactive payments, and income and mining taxes adjustments.
The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the cash generating capability of the Company to fund its working capital, capital expenditure and debt repayments. EBITDA and Adjusted EBITDA are intended to provide investors with information about the Company’s continuing cash generating capability from its core mining business, excluding the above adjustments, which management believes are not reflective of operational performance. Management uses these measures to, and believes it is useful to investors so they can, understand and monitor the cash generating capability of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards.
The following table sets out the calculation of EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2025 and June 30, 2024.
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2025	2024	2025	2024
Net income for the period	$1,068,711	$472,016	$1,883,442	$819,208
Finance costs	27,429	34,473	49,873	70,738
Amortization of property, plant and mine development	376,956	378,389	793,756	735,614
Income and mining tax expense	547,908	238,190	927,748	380,046
EBITDA	2,021,004	1,123,068	3,654,819	2,005,606
Foreign currency translation (gain) loss	(11,571)	363	(11,631)	(4,184)
Realized and unrealized (gain) loss on derivative financial instruments	(125,264)	19,608	(194,123)	65,543
Environmental remediation	14,234	3,108	21,965	4,907
Net loss on disposal of property. plant and equipment	6,459	16,819	12,105	20,366
Purchase price allocation to inventory	1,466	—	2,534	—
Impairment loss(i)	—	—	10,554	—
Debt extinguishment costs	5,407	—	5,407	—
Other(ii)	2,077	13,215	2,077	13,215
Adjusted EBITDA	$1,913,812	$1,176,181	$3,503,707	$2,105,453

Notes:
(i)
Relates to the Company’s ownership percentage of an impairment loss recorded by an associate.

(ii)
Other adjustments relate to retroactive payments that management considers not reflective of the Company’s underlying performance in the comparative period.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Free Cash Flow and Free Cash Flow before Changes in Non-Cash Components of Working Capital
Free cash flow is calculated by deducting additions to property, plant and mine development from the cash provided by operating activities line item as recorded in the condensed interim consolidated statements of cash flows.
Free cash flow before changes in non-cash components of working capital is calculated by excluding items such as the effect of changes in non-cash components of working capital from free cash flow, which includes income taxes, inventory, other current assets, accounts payable and accrued liabilities and interest payable.
The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the Company’s ability to repay creditors and return cash to shareholders without relying on external sources of funding. Free cash flow and free cash flow before changes in non-cash components of working capital also provide investors with information about the Company’s financial position and its ability to generate cash to fund operational and capital requirements as well as return cash to shareholders. Management uses these measures in conjunction with other data prepared in accordance with IFRS Accounting Standards to, and believes it is useful to investors so they can, understand and monitor the cash generating ability of the Company.
The following table sets out the calculation of free cash flow and free cash flow before changes in non-cash components of working capital for the three and six months ended June 30, 2025 and June 30, 2024.
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2025	2024	2025	2024
Cash provided by operating activities	$1,845,488	$961,336	$2,889,734	$1,744,511
Additions to property, plant and mine development	(540,476)	(404,098)	(990,600)	(791,685)
Free cash flow	1,305,012	557,238	1,899,134	952,826
Changes in income taxes	(478,106)	(46,426)	(301,367)	(46,802)
Changes in inventory	53,061	37,028	22,144	8,856
Changes in other current assets	38,152	84,118	6,762	57,500
Changes in accounts payable and accrued liabilities	(139,082)	(47,908)	(76,590)	6,082
Changes in interest payable	12,573	(1,900)	793	(6,831)
Free cash flow before changes in non-cash components of working capital	$791,610	$582,150	$1,550,876	$971,631
Total Cash Costs per Ounce and Minesite Costs per Tonne
Total cash costs per ounce is calculated on a per ounce of gold produced basis and is reported on both a by-product basis (deducting by-product metal revenues from production costs) and a co-product basis (without deducting by-product metal revenues). Total cash costs per ounce on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product revenues, inventory production costs, the impact of purchase price allocation in connection with mergers and acquisitions on inventory accounting, realized gains and losses on hedges of production costs and other adjustments, which include the costs associated with a 5% in-kind royalty paid in respect of certain portions of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. Given the nature of the fair value adjustment on inventory related to mergers and acquisitions and the use of the total cash costs per ounce measures to reflect the cash generating capabilities of the Company’s operations, the calculation of total cash costs per ounce for Canadian Malartic have been adjusted for the effects of purchase price allocation. Investors should note that total cash costs per

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
ounce is not reflective of all cash expenditures, as it does not include income tax payments, interest costs or dividend payments. Total cash costs per ounce on a co-product basis is calculated in the same manner as total cash costs per ounce on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.
Total cash costs per ounce is intended to provide investors with information about the cash-generating capabilities of the Company’s mining operations. Management also uses these measures to, and believes they are useful to investors so investors can, understand and monitor the performance of the Company’s mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce on a by-product basis measure allows management and investors to assess a mine’s cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS Accounting Standards and minesite costs per tonne as these measures are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS Accounting Standards. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.
Agnico Eagle’s primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.
Unless otherwise indicated, total cash costs per ounce is reported on a by-product basis. Total cash costs per ounce is reported on a by-product basis because (i) the majority of the Company’s revenues are from gold, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, (iv) it is a method used by management and the Board of Directors to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis.
Minesite costs per tonne are calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for inventory production costs and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce can be affected by fluctuations in by — product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS Accounting Standards.
The following table sets out the production costs per minesite for the three and six months ended June 30, 2025 and June 30, 2024, as presented in the condensed interim consolidated statements of income in accordance with IFRS Accounting Standards.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Total Production Costs by Mine
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2025	2024	2025	2024
LaRonde mine	$60,654	$43,682	$125,186	$119,238
LZ5	23,080	20,121	45,192	39,143
LaRonde	83,734	63,803	170,378	158,381
Canadian Malartic	115,383	144,333	234,672	270,909
Goldex	37,690	33,084	72,346	66,266
Quebec	236,807	241,220	477,396	495,556
Detour Lake	141,330	120,302	276,276	252,207
Macassa	48,266	51,029	98,092	98,677
Ontario	189,596	171,331	374,368	350,884
Meliadine	113,093	85,913	196,915	179,364
Meadowbank	106,039	123,014	233,006	237,176
Nunavut	219,132	208,927	429,921	416,540
Fosterville	38,018	36,824	71,058	70,478
Australia	38,018	36,824	71,058	70,478
Kittila	55,064	57,529	110,897	116,567
Finland	55,064	57,529	110,897	116,567
Pinos Altos	50,570	43,109	93,280	76,516
La India	—	13,044	—	29,028
Mexico	50,570	56,153	93,280	105,544
Production costs per the condensed interim consolidated statements of income	$789,187	$771,984	$1,556,920	$1,555,569
The following tables set out a reconciliation of total cash costs per ounce (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs for the three and six months ended June 30, 2025 and June 30, 2024, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS Accounting Standards.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine
Three Months Ended June 30, 2025
(thousands of United States dollars, except as noted)
Mine	Payable gold production (ounces)(i)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(ii)	Realized (gains) and losses on hedges ($)	In-kind royalty ($)(iii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	By-product metal revenues ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde mine	69,778	60,654	869	2,778	55	—	2,844	951	(15,941)	722
LZ5	21,474	23,080	1,075	(319)	21	—	907	1,103	(418)	1,084
LaRonde	91,252	83,734	918	2,459	76	—	3,751	986	(16,359)	807
Canadian Malartic	172,531	115,383	669	10,841	158	27,132	567	893	(2,940)	876
Goldex	33,118	37,690	1,138	(422)	31	—	1,154	1,161	(6,593)	962
Quebec	296,901	236,807	798	12,878	265	27,132	5,472	952	(25,892)	864
Detour Lake	168,272	141,330	840	2,429	199	9,383	1,697	921	(1,231)	914
Macassa	87,364	48,266	552	2,911	75	4,076	74	634	(674)	626
Ontario	255,636	189,596	742	5,340	274	13,459	1,771	823	(1,905)	816
Meliadine	90,263	113,093	1,253	(12,255)	106	—	144	1,120	(697)	1,112
Meadowbank	101,935	106,039	1,040	(1,348)	146	—	264	1,031	(1,382)	1,018
Nunavut	192,198	219,132	1,140	(13,603)	252	—	408	1,073	(2,079)	1,062
Fosterville	49,574	38,018	767	901	—	—	37	786	(156)	783
Australia	49,574	38,018	767	901	—	—	37	786	(156)	783
Kittila	50,357	55,064	1,093	2,909	(605)	—	(63)	1,138	(181)	1,134
Finland	50,357	55,064	1,093	2,909	(605)	—	(63)	1,138	(181)	1,134
Pinos Altos	21,363	50,570	2,367	1,323	(85)	—	309	2,440	(9,361)	2,002
Mexico	21,363	50,570	2,367	1,323	(85)	—	309	2,440	(9,361)	2,002
Consolidated	866,029	789,187	911	9,748	101	40,591	7,934	979	(39,574)	933

Notes:
(i)
Gold production for the three months ended June 30, 2025 excludes 858 ounces of payable production of gold at La India and 39 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the three months ended June 30, 2025 is $1.4 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)
Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Three Months Ended June 30, 2024
(thousands of United States dollars, except as noted)
Mine	Payable gold production (ounces)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(i)	Realized (gains) and losses on hedges ($)	In-kind royalty ($)(ii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	By-product metal revenues ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde mine	62,260	43,682	702	16,244	351	—	3,227	1,020	(17,016)	747
LZ5	20,074	20,121	1,002	(252)	123	—	996	1,046	(311)	1,030
LaRonde	82,334	63,803	775	15,992	474	—	4,223	1,026	(17,327)	816
Canadian Malartic	180,871	144,333	798	(5,041)	988	19,653	(120)	884	(2,216)	871
Goldex	33,750	33,084	980	222	210	—	827	1,018	(5,199)	864
Quebec	296,955	241,220	812	11,173	1,672	19,653	4,930	938	(24,742)	855
Detour Lake	168,247	120,302	715	3,617	1,089	7,116	1,607	795	(666)	791
Macassa	64,062	51,029	797	(441)	432	2,292	64	833	—	833
Ontario	232,309	171,331	738	3,176	1,521	9,408	1,671	805	(666)	803
Meliadine	88,675	85,913	969	(7,455)	827	—	93	895	(280)	892
Meadowbank	126,419	123,014	973	(6,610)	1,275	—	14	931	(1,108)	922
Nunavut	215,094	208,927	971	(14,065)	2,102	—	107	916	(1,388)	910
Fosterville	65,963	36,824	558	3,382	68	—	12	611	(167)	608
Australia	65,963	36,824	558	3,382	68	—	12	611	(167)	608
Kittila	55,671	57,529	1,033	(649)	30	—	(52)	1,021	(98)	1,020
Finland	55,671	57,529	1,033	(649)	30	—	(52)	1,021	(98)	1,020
Pinos Altos	23,754	43,109	1,815	(872)	—	—	345	1,793	(8,989)	1,414
Creston Mascota	13	—	—	—	—	—	—	—	—	—
La India	6,079	13,044	2,146	381	—	—	131	2,230	(356)	2,171
Mexico	29,846	56,153	1,881	(491)	—	—	476	1,881	(9,345)	1,568
Consolidated	895,838	771,984	862	2,526	5,393	29,061	7,144	911	(36,406)	870

Notes:
(i)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(ii)
Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Six Months Ended June 30, 2025
(thousands of United States dollars, except as noted)
Mine	Payable gold production (ounces)(i)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(ii)	Realized (gains) and losses on hedges ($)	In-kind royalty ($)(iii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	By-product metal revenues ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde mine	142,147	125,186	881	(1,157)	577	—	4,719	910	(33,121)	677
LZ5	40,596	45,192	1,113	(1,132)	212	—	1,811	1,135	(460)	1,124
LaRonde	182,743	170,378	932	(2,289)	789	—	6,530	960	(33,581)	776
Canadian Malartic	332,304	234,672	706	16,236	1,294	51,720	837	917	(5,529)	900
Goldex	63,134	72,346	1,146	(314)	332	—	2,121	1,180	(13,842)	961
Quebec	578,181	477,396	826	13,633	2,415	51,720	9,488	959	(52,952)	868
Detour Lake	321,110	276,276	860	2,065	1,077	18,083	3,000	936	(2,119)	929
Macassa	173,392	98,092	566	4,775	794	7,610	161	643	(1,175)	636
Ontario	494,502	374,368	757	6,840	1,871	25,693	3,161	833	(3,294)	826
Meliadine	188,775	196,915	1,043	(6,396)	998	—	228	1,016	(697)	1,012
Meadowbank	242,061	233,006	963	(3,011)	1,304	—	299	957	(2,132)	948
Nunavut	430,836	429,921	998	(9,407)	2,302	—	527	983	(2,829)	976
Fosterville	93,189	71,058	763	3,421	—	—	53	800	(270)	797
Australia	93,189	71,058	763	3,421	—	—	53	800	(270)	797
Kittila	104,461	110,897	1,062	1,803	(431)	—	(119)	1,074	(294)	1,071
Finland	104,461	110,897	1,062	1,803	(431)	—	(119)	1,074	(294)	1,071
Pinos Altos	38,654	93,280	2,413	3,523	29	—	568	2,520	(17,123)	2,077
Mexico	38,654	93,280	2,413	3,523	29	—	568	2,520	(17,123)	2,077
Consolidated	1,739,823	1,556,920	895	19,813	6,186	77,413	13,678	962	(76,762)	918

Notes:
(i)
Gold production for the six months ended June 30, 2025 excludes 2,669 ounces of payable production of gold at La India and 64 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the six months ended June 30, 2025 is $2.5 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)
Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Six Months Ended June 30, 2024
(thousands of United States dollars, except as noted)
Mine	Payable gold production (ounces)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(i)	Realized (gains) and losses on hedges ($)	In-kind royalty ($)(ii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	By-product metal revenues ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde mine	114,075	119,238	1,045	1,533	370	—	8,220	1,134	(29,606)	874
LZ5	36,623	39,143	1,069	68	129	—	1,366	1,111	(498)	1,098
LaRonde	150,698	158,381	1,051	1,601	499	—	9,586	1,129	(30,104)	929
Canadian Malartic	367,777	270,909	737	9,666	1,040	38,696	327	872	(4,168)	860
Goldex	68,138	66,266	973	679	221	—	1,197	1,003	(6,616)	906
Quebec	586,613	495,556	845	11,946	1,760	38,696	11,110	953	(40,888)	883
Detour Lake	318,998	252,207	791	(4,569)	1,147	13,694	3,173	833	(1,246)	829
Macassa	132,321	98,677	746	(1,530)	455	4,374	139	772	(220)	770
Ontario	451,319	350,884	777	(6,099)	1,602	18,068	3,312	815	(1,466)	812
Meliadine	184,400	179,364	973	(10,755)	1,107	—	35	921	(515)	918
Meadowbank	254,193	237,176	933	(705)	1,821	—	(45)	937	(1,974)	930
Nunavut	438,593	416,540	950	(11,460)	2,928	—	(10)	930	(2,489)	925
Fosterville	122,532	70,478	575	246	86	—	29	578	(327)	575
Australia	122,532	70,478	575	246	86	—	29	578	(327)	575
Kittila	110,252	116,567	1,057	(1,144)	19	—	(120)	1,046	(187)	1,044
Finland	110,252	116,567	1,057	(1,144)	19	—	(120)	1,046	(187)	1,044
Pinos Altos	48,479	76,516	1,578	5,783	—	—	663	1,711	(16,039)	1,380
Creston Mascota	41	—	—	—	—	—	—	—	—	—
La India	16,661	29,028	1,742	147	—	—	264	1,767	(858)	1,715
Mexico	65,181	105,544	1,619	5,930	—	—	927	1,724	(16,897)	1,465
Consolidated	1,774,490	1,555,569	877	(581)	6,395	56,764	15,248	920	(62,254)	885

Notes:
(i)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(ii)
Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Reconciliation of Production Costs to Minesite Costs per Tonne by Mine
Three Months Ended June 30, 2025
(thousands of United States dollars, except as noted)
Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde mine	338	60,654	C$	84,042	C$	248	C$	3,618	C$	—	C$	(7,056)	C$	238
LZ5	336	23,080	C$	31,993	C$	95	C$	(652)	C$	—	C$	—	C$	93
LaRonde	674	83,734	C$	116,035	C$	172	C$	2,966	C$	—	C$	(7,056)	C$	166
Canadian Malartic	4,963	115,383	C$	159,348	C$	32	C$	14,254	C$	37,270	C$	—	C$	42
Goldex	819	37,690	C$	52,257	C$	64	C$	(895)	C$	—	C$	—	C$	63
Quebec	6,456	236,807	C$	327,640	C$	51	C$	16,325	C$	37,270	C$	(7,056)	C$	58
Detour Lake	6,836	141,330	C$	196,403	C$	29	C$	2,328	C$	12,887	C$	—	C$	31
Macassa	143	48,266	C$	66,005	C$	462	C$	3,954	C$	5,584	C$	—	C$	529
Ontario	6,979	189,596	C$	262,408	C$	38	C$	6,282	C$	18,471	C$	—	C$	41
Meliadine	545	113,093	C$	158,074	C$	290	C$	(19,587)	C$	—	C$	—	C$	254
Meadowbank	692	106,039	C$	145,678	C$	211	C$	(2,682)	C$	—	C$	—	C$	207
Nunavut	1,237	219,132	C$	303,752	C$	246	C$	(22,269)	C$	—	C$	—	C$	228
Fosterville	188	38,018	A$	58,194	A$	309	A$	1,135	A$	—	A$	—	A$	315
Australia	188	38,018	A$	58,194	A$	309	A$	1,135	A$	—	A$	—	A$	315
Kittila	482	55,064		€48,363		€100		€1,996		€—		€—		€104
Finland	482	55,064		€48,363		€100		€1,996		€—		€—		€104
Pinos Altos	441	50,570		$50,570		$115		$1,238		$—		$—		$118
Mexico	441	50,570		$50,570		$115		$1,238		$—		$—		$118

Notes:
(i)
This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the three months ended June 30, 2025 is C$2.0 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)
Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Three Months Ended June 30, 2024
(thousands of United States dollars, except as noted)
Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde mine	381	43,682	C$	59,392	C$	156	C$	23,045	C$	—	C$	(3,264)	C$	208
LZ5	299	20,121	C$	27,730	C$	93	C$	(312)	C$	—	C$	—	C$	92
LaRonde	680	63,803	C$	87,122	C$	128	C$	22,733	C$	—	C$	(3,264)	C$	157
Canadian Malartic	5,182	144,333	C$	196,695	C$	38	C$	(6,517)	C$	26,930	C$	—	C$	42
Goldex	765	33,084	C$	45,174	C$	59	C$	390	C$	—	C$	—	C$	60
Quebec	6,627	241,220	C$	328,991	C$	50	C$	16,606	C$	26,930	C$	(3,264)	C$	56
Detour Lake	6,792	120,302	C$	164,189	C$	24	C$	5,253	C$	9,748	C$	—	C$	26
Macassa	152	51,029	C$	69,756	C$	459	C$	(524)	C$	3,138	C$	—	C$	476
Ontario	6,944	171,331	C$	233,945	C$	34	C$	4,729	C$	12,886	C$	—	C$	36
Meliadine	421	85,913	C$	116,869	C$	278	C$	(9,818)	C$	—	C$	—	C$	254
Meadowbank	990	123,014	C$	167,525	C$	169	C$	(8,768)	C$	—	C$	—	C$	160
Nunavut	1,411	208,927	C$	284,394	C$	202	C$	(18,586)	C$	—	C$	—	C$	188
Fosterville	234	36,824	A$	55,526	A$	237	A$	4,995	A$	—	A$	—	A$	259
Australia	234	36,824	A$	55,526	A$	237	A$	4,995	A$	—	A$	—	A$	259
Kittila	524	57,529		€53,377		€102		€(515)		€—		€—		€101
Finland	524	57,529		€53,377		€102		€(515)		€—		€—		€101
Pinos Altos	454	43,109		$43,109		$95		$(872)		$—		$—		$93
La India(iii)	—	13,044		$13,044		$—		$(13,044)		$—		$—		$—
Mexico	454	56,153		$56,153		$124		$(13,916)		$—		$—		$93

Notes:
(i)
This inventory adjustment reflects production costs associated with the portion of production still in inventory.

(ii)
Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

(iii)
La India’s cost calculations per tonne for the three months ended June 30, 2024 exclude approximately $13.0 million of production costs incurred during the period, following the cessation of mining activities at La India during the fourth quarter of 2023.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Six Months Ended June 30, 2025
(thousands of United States dollars, except as noted)
Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde mine	709	125,186	C$	176,243	C$	249	C$	(1,519)	C$	—	C$	(13,203)	C$	228
LZ5	640	45,192	C$	63,551	C$	99	C$	(1,666)	C$	—	C$	—	C$	97
LaRonde	1,349	170,378	C$	239,794	C$	178	C$	(3,185)	C$	—	C$	(13,203)	C$	166
Canadian Malartic	9,828	234,672	C$	328,611	C$	33	C$	22,204	C$	72,670	C$	—	C$	43
Goldex	1,611	72,346	C$	101,756	C$	63	C$	(565)	C$	—	C$	—	C$	63
Quebec	12,788	477,396	C$	670,161	C$	52	C$	18,454	C$	72,670	C$	(13,203)	C$	59
Detour Lake	13,466	276,276	C$	388,036	C$	29	C$	2,341	C$	25,442	C$	—	C$	31
Macassa	291	98,092	C$	137,464	C$	472	C$	6,646	C$	10,692	C$	—	C$	531
Ontario	13,757	374,368	C$	525,500	C$	38	C$	8,987	C$	36,134	C$	—	C$	41
Meliadine	1,103	196,915	C$	276,854	C$	251	C$	(10,860)	C$	—	C$	—	C$	241
Meadowbank	1,729	233,006	C$	325,614	C$	188	C$	(5,107)	C$	—	C$	—	C$	185
Nunavut	2,832	429,921	C$	602,468	C$	213	C$	(15,967)	C$	—	C$	—	C$	207
Fosterville	351	71,058	A$	110,167	A$	314	A$	5,316	A$	—	A$	—	A$	329
Australia	351	71,058	A$	110,167	A$	314	A$	5,316	A$	—	A$	—	A$	329
Kittila	1,004	110,897		€101,506		€101		€634		€—		€—		€102
Finland	1,004	110,897		€101,506		€101		€634		€—		€—		€102
Pinos Altos	822	93,280		$93,280		$113		$3,552		$—		$—		$118
Mexico	822	93,280		$93,280		$113		$3,552		$—		$—		$118

Notes:
(i)
This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the six months ended June 30, 2025 is C$3.6 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)
Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Six Months Ended June 30, 2024
(thousands of United States dollars, except as noted)
Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde mine	794	119,238	C$	161,417	C$	203	C$	2,731	C$	—	C$	(3,600)	C$	202
LZ5	566	39,143	C$	53,244	C$	94	C$	120	C$	—	C$	—	C$	94
LaRonde	1,360	158,381	C$	214,661	C$	158	C$	2,851	C$	—	C$	(3,600)	C$	157
Canadian Malartic	10,355	270,909	C$	367,548	C$	35	C$	13,485	C$	52,567	C$	—	C$	42
Goldex	1,525	66,266	C$	89,919	C$	59	C$	1,039	C$	—	C$	—	C$	60
Quebec	13,240	495,556	C$	672,128	C$	51	C$	17,375	C$	52,567	C$	(3,600)	C$	56
Detour Lake	13,294	252,207	C$	342,398	C$	26	C$	(5,687)	C$	18,624	C$	—	C$	27
Macassa	286	98,677	C$	134,428	C$	470	C$	(1,940)	C$	5,953	C$	—	C$	484
Ontario	13,580	350,884	C$	476,826	C$	35	C$	(7,627)	C$	24,577	C$	—	C$	36
Meliadine	917	179,364	C$	242,795	C$	265	C$	(14,213)	C$	—	C$	—	C$	249
Meadowbank	2,061	237,176	C$	321,119	C$	156	C$	(766)	C$	—	C$	—	C$	155
Nunavut	2,978	416,540	C$	563,914	C$	189	C$	(14,979)	C$	—	C$	—	C$	184
Fosterville	406	70,478	A$	107,375	A$	264	A$	365	A$	—	A$	—	A$	265
Australia	406	70,478	A$	107,375	A$	264	A$	365	A$	—	A$	—	A$	265
Kittila	1,006	116,567		€107,856		€107		€(885)		€—		€—		€106
Finland	1,006	116,567		€107,856		€107		€(885)		€—		€—		€106
Pinos Altos	880	76,516		$76,516		$87		$5,783		$—		$—		$94
La India(iii)	—	29,028		$29,028		$—		$(29,028)		$—		$—		$—
Mexico	880	105,544		$105,544		$120		$(23,245)		$—		$—		$94

Notes:
(i)
This inventory adjustment reflects production costs associated with the portion of production still in inventory.

(ii)
Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

(iii)
La India’s cost calculations per tonne for the six months ended June 30, 2024 exclude approximately $29.0 million of production costs incurred during the period, following the cessation of mining activities at La India during the fourth quarter of 2023.

All-in Sustaining Costs per Ounce
All-in sustaining costs per ounce (also referred to as “AISC per ounce”) on a by-product basis is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. The AISC per ounce on a co-product basis is calculated in the same manner as the AISC per ounce on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments, nor does it include non-cash expenditures, such as depreciation and amortization. Unless otherwise indicated, all-in sustaining costs per ounce is reported on a by-product basis (see “Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine” for a discussion of regarding the Company’s use of by-product basis reporting).

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Management believes that AISC per ounce is useful to investors as it reflects total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations and, as such, provides useful information about operating performance. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS Accounting Standards and minesite costs per tonne, as this measure is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS Accounting Standards.
The Company follows the guidance on calculation of AISC per ounce released by the World Gold Council (“WGC”) in 2018. The WGC is a non-regulatory market development organization for the gold industry that has worked closely with its member companies to develop guidance in respect of relevant non-GAAP measures. Notwithstanding the Company’s adoption of the WGC’s guidance, AISC per ounce reported by the Company may not be comparable to data reported by other gold mining companies.
The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce for the three and six months ended June 30, 2025 and June 30, 2024 on both a by-product basis (deducting by-product metal revenues from production costs) and a co-product basis (without deducting by-product metal revenues).
Reconciliation of Production Costs to All-in Sustaining Costs per Ounce
	Three Months Ended June 30,		Six Months Ended June 30,
(United States dollars per ounce, except where noted)	2025	2024	2025	2024
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$789,187	$771,984	$1,556,920	$1,555,569
Gold production (ounces)(i)	866,029	895,838	1,739,823	1,774,490
Production costs per ounce	$911	$862	$895	$877
Adjustments:
Inventory adjustments(ii)	12	3	11	—
In-kind royalty(iii)	47	32	44	32
Realized gains and losses on hedges of production costs	—	6	4	4
Other(iv)	9	8	8	7
Total cash costs per ounce (co-product basis)	$979	$911	$962	$920
By-product metal revenues	(46)	(41)	(44)	(35)
Total cash costs per ounce (by-product basis)	$933	$870	$918	$885
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	273	227	234	221
General and administrative expenses (including stock option expense)	67	54	68	55
Non-cash reclamation provision and sustaining leases(v)	16	18	15	18
All-in sustaining costs per ounce (by-product basis)	$1,289	$1,169	$1,235	$1,179
By-product metal revenues	46	41	44	35
All-in sustaining costs per ounce (co-product basis)	$1,335	$1,210	$1,279	$1,214

Notes:
(i)
Gold production for the three and six months ended June 30, 2025 excludes 858 and 2,669 ounces of payable production of gold at La India and 39 and 64 ounces of payable production of gold at Creston Mascota, respectively, which were produced from residual leaching.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the three and six months ended June 30, 2025 is $1.4 and $2.5 million, respectively, associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)
Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

(iv)
Other adjustments consists of smelting, refining and marketing charges to production costs.

(v)
Sustaining leases are lease payments related to sustaining assets.

Operating Margin
Operating margin is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the condensed interim consolidated financial statements, the Company adds the following items to the operating margin: income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; environmental remediation costs; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and revaluation gain and impairment losses (reversals). The Company believes that operating margin is a useful measure to investors as it reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating Company-wide overhead, including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses. Management uses this measure internally to plan and forecast future operating results. Management believes this measure is useful to investors as it provides them with additional information about the Company’s underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS Accounting Standards. For a reconciliation of operating margin to revenue from operations, see “Summary of Operations Key Performance Indicators”.
Capital Expenditures
Capital expenditures are calculated by deducting working capital adjustments from additions to property, plant and mine development per the condensed interim consolidated statements of cash flows.
Capital expenditures are classified into sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration. Sustaining capital expenditures and sustaining capitalized exploration are expenditures incurred during the production phase to sustain and maintain existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures and sustaining capitalized exploration include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures and development capitalized exploration represent the spending at new projects and/or expenditures at existing operations that are undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS Accounting Standards and other companies may classify expenditures in a different manner.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
The following table sets out a reconciliation of sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration to the additions to property, plant and mine development per the condensed interim consolidated statements of cash flows for the three and six months ended June 30, 2025 and June 30, 2024.
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2025	2024	2025	2024
Sustaining capital expenditures	$233,600	$199,538	$401,676	$386,023
Sustaining capitalized exploration	5,514	5,802	9,962	9,924
Development capital expenditures	226,646	173,366	412,870	327,744
Development capitalized exploration	72,175	28,596	132,679	55,629
Total Capital Expenditures	$537,935	$407,302	$957,187	$779,320
Working capital adjustments	2,541	(3,204)	33,413	12,365
Additions to property, plant and mine development per the condensed interim consolidated statements of cash flows	$540,476	$404,098	$990,600	$791,685
The following table sets out a reconciliation of sustaining capital expenditures and development capital expenditures per minesite to the additions to property, plant and mine development per the condensed interim consolidated statements of cash flows for the three and six months ended June 30, 2025 and June 30, 2024.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
Sustaining Capital Expenditures and Development Capital Expenditures
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2025	2024	2025	2024
LaRonde mine	$17,223	$16,715	$31,972	$37,046
LZ5	4,284	4,741	7,932	7,653
LaRonde	21,507	21,456	39,904	44,699
Canadian Malartic	29,189	28,053	54,350	55,098
Goldex	13,199	12,399	27,432	25,190
Quebec	63,895	61,908	121,686	124,987
Detour Lake	63,741	61,971	99,599	111,609
Macassa	10,530	6,466	19,477	16,997
Ontario	74,271	68,437	119,076	128,606
Meliadine	17,253	18,573	32,502	37,775
Meadowbank	34,160	21,560	57,528	41,502
Nunavut	51,413	40,133	90,030	79,277
Fosterville	15,985	7,306	28,615	12,789
Australia	15,985	7,306	28,615	12,789
Kittila	20,452	18,627	30,608	35,141
Finland	20,452	18,627	30,608	35,141
Pinos Altos	10,546	6,719	17,196	12,011
La India	—	—	—	22
Mexico	10,546	6,719	17,196	12,033
Other(i)	2,552	2,210	4,427	3,114
Sustaining capital expenditures	$239,114	$205,340	$411,638	$395,947
LaRonde mine	$13,161	$15,818	$25,297	$27,208
LZ5	4,989	4,819	9,796	17,518
LaRonde	18,150	20,637	35,093	44,726
Canadian Malartic	75,063	44,073	131,767	81,396
Goldex	4,228	2,925	6,706	7,056
Quebec	97,441	67,635	173,566	133,178
Detour Lake	67,362	40,862	130,062	86,173
Macassa	28,627	31,698	60,918	52,162
Ontario	95,989	72,560	190,980	138,335
Meliadine	19,514	21,569	35,605	43,900
Meadowbank	1,356	—	2,681	(27)
Nunavut	20,870	21,569	38,286	43,873
Fosterville	10,328	12,528	20,173	25,580
Australia	10,328	12,528	20,173	25,580
Kittila	814	3,716	2,946	6,755
Finland	814	3,716	2,946	6,755
Pinos Altos	16	806	2,939	1,455
San Nicolás	1,962	6,284	4,047	11,655
Mexico	1,978	7,090	6,986	13,110
Other(i)	71,401	16,864	112,612	22,542
Development capital expenditures	$298,821	$201,962	$545,549	$383,373
Total capital expenditures	$537,935	$407,302	$957,187	$779,320
Working capital adjustments	2,541	(3,204)	33,413	12,365
Additions to property, plant and mine development per the condensed interim consolidated statements of cash flows	$540,476	$404,098	$990,600	$791,685

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025

Note:
(i)
Other projects are not segregated by region and can include projects in Canada, Australia, Finland, Mexico and other countries.

Commitments and Contingencies
Material contractual commitments and contingencies have been set out in note 27 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2024 and in note 19 of the condensed interim consolidated financial statements.
Accounting Policies
The condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2024 annual audited consolidated financial statements.
Significant Judgements, Estimates and Assumptions
The preparation of the condensed interim consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2024.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION
Certain statements in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” under the provisions of Canadian provincial securities laws. These statements relate to, among other things, the Company’s plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as “anticipate”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “likely”, “may”, “plan”, “project”, “schedule”, “should”, “target”, “will”, “would” or other variations of these terms or similar words.
Forward-looking statements in this MD&A include the following: the Company’s forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling targets or results, life of mine estimates, total cash costs per ounce, AISC per ounce, minesite costs per tonne, other expenses and cash flows; the potential for additional gold production at the Company’s sites; the estimated timing and conclusions of the Company’s studies and evaluations; the methods by which ore will be extracted or processed; the Company’s expansion plans at Detour Lake, Upper Beaver and Odyssey, including the timing, funding, completion and commissioning thereof and the commencement of production therefrom; the Company’s plans at Hope Bay and San Nicolás; statements concerning other expansion projects, recovery rates, mill throughput, optimization efforts and projected exploration, including costs and other estimates upon which such projections are based; timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources and the effect of drill results and studies on future mineral reserves and mineral resources; the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; future exploration; the anticipated timing of events with respect to the Company’s mine sites; the Company’s plans and strategies with respect to sustainability initiatives; the sufficiency of the Company’s cash resources; the Company’s plans with respect to hedging and the effectiveness of its hedging strategies; future activity with respect to the Company’s unsecured revolving bank credit facility and other indebtedness; future dividend amounts, record dates and payment dates; the effects of tariffs and trade restrictions on the Company; plans with respect to activity under the NCIB; the Company’s estimate of the Meadowbank ARO liability; and anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this MD&A and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in the Company’s most recent Annual Information Form (“AIF”) filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the Company’s plans for its mining operations are not changed or amended in a material way; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle’s expectations; that the effect of tariffs will not materially affect the price or availability of the inputs the Company uses at its operations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2025
projects; that seismic activity at the Company’s operations at LaRonde, Goldex, Fosterville and other properties is as expected by the Company and that the Company’s efforts to mitigate its effect on mining operations, including with respect to community relations, are successful; that the Company’s current plans to address climate change and reduce greenhouse gas emissions are successful; that the Company’s current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take measures in response to pandemics or other health emergencies or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business or its productivity; and that measures taken relating to, or other effects of, pandemics or other health emergencies do not affect the Company’s ability to obtain necessary supplies and deliver them to its mine sites.
Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company’s operations, including at LaRonde, Goldex and Fosterville; mining risks; community protests, including by Indigenous groups; risks associated with foreign operations; risks associated with joint ventures; governmental and environmental regulation; the volatility of the Company’s stock price; risks associated with the Company’s currency, fuel and by-product metal derivative strategies; the current interest rate environment; the potential for major economies to encounter a slowdown in economic activity or a recession; the potential for increased conflict or hostilities in various regions, including Europe and the Middle East; and the extent and manner of communicable diseases or outbreaks, and measures taken by governments, the Company or others to attempt to mitigate the spread thereof may directly or indirectly affect the Company.
For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A, see the AIF filed on SEDAR+ at www.sedarplus.ca and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net income — key line items:
Revenue from operations
LaRonde mine	$238,043	$132,888	$457,409	$276,505
LZ5	73,034	37,414	132,751	80,029
LaRonde	311,077	170,302	590,160	356,534
Canadian Malartic	497,217	418,472	919,264	746,589
Goldex	115,280	83,536	211,249	155,920
Quebec	923,574	672,310	1,720,673	1,259,043
Detour Lake	545,174	359,416	989,060	702,373
Macassa	260,231	153,476	495,893	292,869
Ontario	805,405	512,892	1,484,953	995,242
Meliadine	354,517	220,276	612,806	422,515
Meadowbank	334,715	308,615	739,800	558,000
Nunavut	689,232	528,891	1,352,606	980,515
Fosterville	153,845	145,026	263,674	266,061
Australia	153,845	145,026	263,674	266,061
Kittila	167,942	133,160	329,030	247,223
Finland	167,942	133,160	329,030	247,223
Pinos Altos	76,103	67,790	133,413	116,190
La India	—	16,552	—	42,170
Mexico	76,103	84,342	133,413	158,360
Revenues from mining operations	2,816,101	2,076,621	5,284,349	3,906,444
Production costs	789,187	771,984	1,556,920	1,555,569
Total operating margin(i)	2,026,914	1,304,637	3,727,429	2,350,875
Amortization of property, plant and mine development	376,956	378,389	793,756	735,614
Exploration, corporate and other	33,339	216,042	122,483	416,007
Income before income and mining taxes	1,616,619	710,206	2,811,190	1,199,254
Income and mining taxes expense	547,908	238,190	927,748	380,046
Net income for the period	$1,068,711	$472,016	$1,883,442	$819,208
Net income per share — basic	$2.13	$0.95	$3.75	$1.64
Net income per share — diluted	$2.12	$0.94	$3.74	$1.64
Cash flows:
Cash provided by operating activities	$1,845,488	$961,336	$2,889,734	$1,744,511
Cash used in investing activities	$(610,936)	$(424,576)	$(1,260,876)	$(837,624)
Cash used in financing activities	$(819,155)	$(137,234)	$(1,002,121)	$(320,268)
Realized prices:
Gold (per ounce)	$3,288	$2,342	$3,090	$2,202
Silver (per ounce)	$35.72	$30.09	$34.45	$27.21
Zinc (per tonne)	$2,576	$2,792	$2,744	$2,625
Copper (per tonne)	$9,705	$9,192	$9,418	$9,720

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Payable production(ii):
Gold (ounces):
LaRonde mine	69,778	62,260	142,147	114,075
LZ5	21,474	20,074	40,596	36,623
LaRonde	91,252	82,334	182,743	150,698
Canadian Malartic	172,531	180,871	332,304	367,777
Goldex	33,118	33,750	63,134	68,138
Quebec	296,901	296,955	578,181	586,613
Detour Lake	168,272	168,247	321,110	318,998
Macassa	87,364	64,062	173,392	132,321
Ontario	255,636	232,309	494,502	451,319
Meliadine	90,263	88,675	188,775	184,400
Meadowbank	101,935	126,419	242,061	254,193
Nunavut	192,198	215,094	430,836	438,593
Fosterville	49,574	65,963	93,189	122,532
Australia	49,574	65,963	93,189	122,532
Kittila	50,357	55,671	104,461	110,252
Finland	50,357	55,671	104,461	110,252
Pinos Altos	21,363	23,754	38,654	48,479
Creston Mascota	—	13	—	41
La India	—	6,079	—	16,661
Mexico	21,363	29,846	38,654	65,181
Total gold (ounces)	866,029	895,838	1,739,823	1,774,490
Silver (thousands of ounces)	611	628	1,213	1,243
Zinc (tonnes)	2,384	1,883	4,126	3,565
Copper (tonnes)	1,161	1,072	2,545	1,876
Payable metal sold(iii):
Gold (ounces):
LaRonde mine	66,923	51,565	136,541	116,729
LZ5	21,985	16,265	42,876	36,516
LaRonde	88,908	67,830	179,417	153,245
Canadian Malartic	150,830	176,651	295,493	336,199
Goldex	33,167	33,783	63,860	68,225
Quebec	272,905	278,264	538,770	557,669
Detour Lake	166,034	153,622	321,514	320,630
Macassa	79,145	65,340	160,145	132,840
Ontario	245,179	218,962	481,659	453,470
Meliadine	108,188	94,438	197,458	192,978
Meadowbank	102,224	131,003	242,574	252,113
Nunavut	210,412	225,441	440,032	445,091
Fosterville	46,500	62,049	84,500	120,049
Australia	46,500	62,049	84,500	120,049
Kittila	51,000	56,984	107,000	111,984
Finland	51,000	56,984	107,000	111,984
Pinos Altos	20,839	25,510	37,839	45,810
La India	—	7,020	—	19,220
Mexico	20,839	32,530	37,839	65,030
Total gold (ounces)	846,835	874,230	1,689,800	1,753,293
Silver (thousands of ounces)	574	637	1,101	1,241
Zinc (tonnes)	2,391	1,547	4,203	3,054
Copper (tonnes)	1,162	1,113	2,560	1,875

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

Notes:
(i)
Operating margin is not a recognized measure under IFRS Accounting Standards and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Operating Margin for more information on the Company’s use of operating margin.

(ii)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. For the three months ended June 30, 2025, it excludes 858 payable gold ounces produced at La India and 39 payable gold ounces produced at Creston Mascota. For the six months ended June 30, 2025, it excludes 2,669 payable gold ounces produced at La India and 64 payable gold ounces produced at Creston Mascota.

(iii)
Canadian Malartic’s payable metal sold excludes the 5.0% in-kind net smelter return royalty held by Osisko Gold Royalties Ltd. Detour Lake’s payable metal sold excludes the 2% in-kind net smelter royalty held by Franco-Nevada Corporation. Macassa’s payable metal sold excludes the 1.5% in-kind net smelter royalty held by Franco-Nevada Corporation. For the six months ended June 30, 2025, it excludes 2,500 payable gold ounces sold at La India.

AGNICO EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)
	Three Months Ended
	September 30, 2023(i)	December 31, 2023(i)	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025

Operating margin(ii):
Revenues from mining operations	$1,642,411	$1,756,640	$1,829,823	$2,076,621	$2,155,609	$2,223,700	$2,468,248	$2,816,101
Production costs	759,411	777,455	783,585	771,984	783,653	746,858	767,733	789,187
Total operating margin(ii)	883,000	979,185	1,046,238	1,304,637	1,371,956	1,476,842	1,700,515	2,026,914
Impairment loss	—	787,000	—	—	—	—	—	—
Amortization of property, plant and mine development	421,090	380,407	357,225	378,389	390,245	388,217	416,800	376,956
Exploration, corporate and other	196,694	124,711	199,965	216,042	141,921	306,114	89,144	33,339
Income (loss) before income and mining taxes	265,216	(312,933)	489,048	710,206	839,790	782,511	1,194,571	1,616,619
Income and mining taxes expense	90,412	61,124	141,856	238,190	272,672	273,256	379,840	547,908
Net income (loss) for the period	$174,804	$(374,057)	$347,192	$472,016	$567,118	$509,255	$814,731	$1,068,711
Net income (loss) per share — basic	$0.35	$(0.75)	$0.70	$0.95	$1.13	$1.02	$1.62	$2.13
Net income (loss) per share — diluted	$0.35	$(0.75)	$0.70	$0.94	$1.13	$1.01	$1.62	$2.12
Cash flows:
Cash provided by operating activities	$502,088	$727,861	$783,175	$961,336	$1,084,532	$1,131,849	$1,044,246	$1,845,488

Notes:
(i)
Certain previously reported line items have been restated to reflect the final purchase price allocation of the 50% of Canadian Malartic on March 31, 2023.

(ii)
Operating margin is not a recognized measure under IFRS Accounting Standards and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Operating Margin for more information on the Company’s use of operating margin.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)
	As at June 30, 2025	As at December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$1,557,565	$926,431
Inventories	1,502,159	1,510,716
Income taxes recoverable	20,712	26,432
Fair value of derivative financial instruments (Notes 6 and 16)	55,524	1,348
Other current assets (Note 7A)	352,134	340,354
Total current assets	3,488,094	2,805,281
Non-current assets:
Goodwill	4,157,672	4,157,672
Property, plant and mine development (Note 8)	22,006,747	21,466,499
Investments (Notes 6, 9 and 16)	1,063,144	612,889
Deferred income and mining tax asset	25,380	29,198
Other assets (Note 7B)	952,376	915,479
Total assets	$31,693,413	$29,987,018
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$893,001	$817,649
Share based liabilities	24,038	27,290
Interest payable	5,791	5,763
Income taxes payable	612,234	372,197
Current portion of long-term debt (Note 10)	50,000	90,000
Reclamation provision (Note 11)	91,345	58,579
Lease obligations	37,244	40,305
Fair value of derivative financial instruments (Notes 6 and 16)	4,560	100,182
Total current liabilities	1,718,213	1,511,965
Non-current liabilities:
Long-term debt (Note 10)	544,614	1,052,956
Reclamation provision (Note 11)	1,281,889	1,026,628
Lease obligations	101,828	98,921
Share based liabilities	11,277	12,505
Deferred income and mining tax liabilities	5,199,903	5,162,249
Other liabilities	293,203	288,894
Total liabilities	9,150,927	9,154,118
EQUITY
Common shares (Note 12):
Outstanding — 502,937,031 common shares issued, less 595,061 shares held in trust	18,792,525	18,675,660
Stock options (Notes 12 and 13)	165,668	172,145
Retained earnings	3,407,730	2,026,242
Other reserves (Note 14)	176,563	(41,147)
Total equity	22,542,486	20,832,900
Total liabilities and equity	$31,693,413	$29,987,018
Commitments and contingencies (Note 19)
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
REVENUES
Revenues from mining operations (Note 15)	$2,816,101	$2,076,621	$5,284,349	$3,906,444
COSTS, INCOME AND EXPENSES
Production(i)	789,187	771,984	1,556,920	1,555,569
Exploration and corporate development	52,100	55,247	93,905	106,453
Amortization of property, plant and mine development	376,956	378,389	793,756	735,614
General and administrative	57,890	48,819	118,599	96,936
Finance costs	27,429	34,473	49,873	70,738
(Gain) loss on derivative financial instruments (Note 16)	(125,264)	19,608	(194,123)	65,543
Foreign currency translation (gain) loss	(11,571)	363	(11,631)	(4,184)
Care and maintenance	15,682	10,226	29,583	21,268
Other expenses (Note 17)	17,073	47,306	36,277	59,253
Income before income and mining taxes	1,616,619	710,206	2,811,190	1,199,254
Income and mining taxes expense	547,908	238,190	927,748	380,046
Net income for the period	$1,068,711	$472,016	$1,883,442	$819,208
Net income per share — basic (Note 12)	$2.13	$0.95	$3.75	$1.64
Net income per share — diluted (Note 12)	$2.12	$0.94	$3.74	$1.64
Cash dividends declared per common share	$0.40	$0.40	$0.80	$0.80

Note:
(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(thousands of United States dollars)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net income for the period	$1,068,711	$472,016	$1,883,442	$819,208
Other comprehensive income:
Items that may be subsequently reclassified to net income:
Derivative financial instruments:
Reclassified from the cash flow hedge reserve to net income	294	294	588	588
	294	294	588	588
Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement loss on pension benefit obligations	(44)	(159)	(86)	(320)
Income tax impact	11	41	22	82
Equity securities:
Net change in fair value of equity securities	88,840	(9,003)	248,876	3,833
Income tax impact	(12,068)	1,680	(31,754)	—
	76,739	(7,441)	217,058	3,595
Other comprehensive income (loss) for the period	77,033	(7,147)	217,646	4,183
Comprehensive income for the period	$1,145,744	$464,869	$2,101,088	$823,391
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)
	Common Shares Outstanding		Stock Options	Contributed Surplus	Retained Earnings	Other Reserves	Total Equity
	Shares	Amount
Balance at December 31, 2023	497,299,441	$18,334,869	$201,755	$22,074	$963,172	$(98,955)	$19,422,915
Net income	—	—	—	—	819,208	—	819,208
Other comprehensive (loss) income	—	—	—	—	(238)	4,421	4,183
Total comprehensive income	—	—	—	—	818,970	4,421	823,391
Transfer of loss on disposal of equity securities to retained earnings	—	—	—	—	(964)	964	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 12 and 13)	1,611,948	104,613	(16,801)	—	—	—	87,812
Stock options (Notes 12 and 13)	—	—	6,246	—	—	—	6,246
Shares issued under incentive share purchase plan	462,001	28,019	—	—	—	—	28,019
Shares issued under dividend reinvestment plan	1,423,486	77,801	—	—	—	—	77,801
Normal Course Issuer Bid (“NCIB”) (Note 12)	(1,053,626)	(39,013)	—	(22,074)	(8,784)	—	(69,871)
Dividends declared ($0.80 per share)	—	—	—	—	(399,295)	—	(399,295)
Restricted Share Unit plan (“RSU”), Performance Share Unit plan (“PSU”) and Long Term Incentive Plan (“LTIP”) (Notes 12 and 13)	143,038	19,397	—	—	—	—	19,397
Balance at June 30, 2024	499,886,288	$18,525,686	$191,200	$—	$1,373,099	$(93,570)	$19,996,415
Balance at December 31, 2024	501,729,505	$18,675,660	$172,145	$—	$2,026,242	$(41,147)	$20,832,900
Net income	—	—	—	—	1,883,442	—	1,883,442
Other comprehensive (loss) income	—	—	—	—	(64)	217,710	217,646
Total comprehensive income	—	—	—	—	1,883,378	217,710	2,101,088
Transactions with owners:
Shares issued under employee stock option plan (Notes 12 and 13)	1,123,933	74,582	(12,736)	—	—	—	61,846
Stock options (Notes 12 and 13)	—	—	6,259	—	—	—	6,259
Shares issued under incentive share purchase plan	274,680	31,049	—	—	—	—	31,049
Shares issued under dividend reinvestment plan	422,617	45,180	—	—	—	—	45,180
NCIB (Note 12)	(1,324,535)	(49,553)	—	—	(100,381)	—	(149,934)
Dividends declared ($0.80 per share)	—	—	—	—	(401,509)	—	(401,509)
RSU, PSU and LTIP (Notes 12 and 13)	115,770	15,607	—	—	—	—	15,607
Balance at June 30, 2025	502,341,970	$18,792,525	$165,668	$—	$3,407,730	$176,563	$22,542,486
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
OPERATING ACTIVITIES
Net income for the period	$1,068,711	$472,016	$1,883,442	$819,208
Add (deduct) adjusting items:
Amortization of property, plant and mine development	376,956	378,389	793,756	735,614
Deferred income and mining taxes	(8,766)	81,223	9,725	94,147
Unrealized (gain) loss on currency and commodity derivatives (Note 16)	(118,678)	10,048	(149,798)	62,532
Unrealized (gain) loss on warrants (Note 16)	(7,263)	3,027	(61,431)	(3,850)
Stock-based compensation (Note 13)	21,389	18,858	48,782	37,715
Foreign currency translation (gain) loss	(11,571)	363	(11,631)	(4,184)
Other	11,308	22,324	28,631	22,134
Changes in non-cash working capital balances:
Income taxes	478,106	46,426	301,367	46,802
Inventories	(53,061)	(37,028)	(22,144)	(8,856)
Other current assets	(38,152)	(84,118)	(6,762)	(57,500)
Accounts payable and accrued liabilities	139,082	47,908	76,590	(6,082)
Interest payable	(12,573)	1,900	(793)	6,831
Cash provided by operating activities	1,845,488	961,336	2,889,734	1,744,511
INVESTING ACTIVITIES
Additions to property, plant and mine development (Note 8)	(540,476)	(404,098)	(990,600)	(791,685)
Purchase of O3 Mining, net of cash and cash equivalents acquired (Note 5)	—	—	(121,960)	—
Contributions for acquisition of mineral assets	(4,575)	(3,175)	(8,400)	(7,099)
Purchase of equity securities and other investments	(70,304)	(17,296)	(138,361)	(41,303)
Other investing activities	4,419	(7)	(1,555)	2,463
Cash used in investing activities	(610,936)	(424,576)	(1,260,876)	(837,624)
FINANCING ACTIVITIES
Proceeds from Credit Facility (Note 10)	—	—	—	600,000
Repayment of Credit Facility (Note 10)	—	—	—	(600,000)
Repayment of Senior Notes (Note 10)	(550,000)	—	(550,000)	—
Long-term debt financing costs (Note 10)	—	—	—	(3,544)
Repayment of lease obligations	(9,172)	(12,666)	(18,350)	(25,681)
Dividends paid	(180,778)	(164,255)	(356,345)	(321,515)
Repurchase of common shares (Notes 12 and 13)	(99,938)	(50,000)	(159,988)	(76,041)
Proceeds on exercise of stock options (Note 13)	9,820	80,434	61,846	87,812
Common shares issued	10,913	9,253	20,716	18,701
Cash used in financing activities	(819,155)	(137,234)	(1,002,121)	(320,268)
Effect of exchange rate changes on cash and cash equivalents	3,856	(2,162)	4,397	(3,278)
Net increase in cash and cash equivalents during the period	419,253	397,364	631,134	583,341
Cash and cash equivalents, beginning of period	1,138,312	524,625	926,431	338,648
Cash and cash equivalents, end of period	$1,557,565	$921,989	$1,557,565	$921,989
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$37,233	$24,651	$38,418	$49,903
Income and mining taxes paid	$79,703	$127,600	$616,305	$258,377
See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2025
1.
CORPORATE INFORMATION

Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company’s mining operations are located in Canada, Australia, Finland and Mexico and the Company has exploration activities in Canada, Europe, Latin America, Australia and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). Agnico Eagle sells its gold production into the world market.
These condensed interim consolidated financial statements (the “interim financial statements”) were authorized for issuance by the Board of Directors of the Company on July 30, 2025.
2.
BASIS OF PREPARATION

Unless otherwise stated, references to “LaRonde”, “Canadian Malartic”, “Meadowbank” and “Goldex” are to the Company’s operations at the LaRonde complex, the Canadian Malartic complex, the Meadowbank complex and the Goldex complex, respectively. The LaRonde complex consists of the mining, milling and processing operations at the LaRonde mine and the mining operations at the LaRonde Zone 5 mine (“LZ5”). The Canadian Malartic complex consists of the mining, milling and processing operations at the Canadian Malartic mine and the mining operations at the Odyssey mine. The Meadowbank complex consists of the milling and processing operations at the Meadowbank mine and the Amaruq mine. The Goldex complex consists of the mining, milling and processing operations at the Goldex mine and the mining operations at the Akasaba West open pit mine. References to other operations are to the relevant mines, projects or properties, as applicable.
A)
Statement of Compliance

The accompanying interim financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) in United States (“US”) dollars. These interim financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS® Accounting Standards”) for annual audited consolidated financial statements.
These interim financial statements should be read in conjunction with the Company’s 2024 annual audited consolidated financial statements, including the accounting policies and notes thereto, filed with the Canadian Securities Administrators on the SEDAR+ website and included in the Annual Report on Form 40-F for the year ended December 31, 2024, which were prepared in accordance with IFRS Accounting Standards.
In the opinion of management, these interim financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at June 30, 2025 and December 31, 2024 and the results of operations and cash flows for the three and six months ended June 30, 2025 and June 30, 2024.
Operating results for the three and six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2025.
B)
Basis of Presentation

These interim financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The interim financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.
3.
MATERIAL ACCOUNTING POLICIES

These interim financial statements follow the same material accounting policies and methods of their application as the December 31, 2024 annual audited consolidated financial statements.
New Accounting Standards Issued But Not Yet Adopted
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in the Financial Statements (“IFRS 18”) replacing IAS 1. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on its consolidated financial statements.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2025
4.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these interim financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2024.
5.
ACQUISITION

Acquisition of O3 Mining Inc.
On December 12, 2024, the Company entered into a definitive support agreement with O3 Mining Inc. (“O3 Mining”), pursuant to which the Company agreed to offer to acquire, by way of take-over bid all of the outstanding common shares of O3 Mining at C$1.67 per share in cash directly or indirectly (the “O3 Offer”). On January 23, 2025, the Company, indirectly through a wholly-owned subsidiary, took-up and acquired 110,424,431 common shares of O3 Mining under the O3 Offer for aggregate consideration of C$184.4 million. The Company also extended the O3 Offer until February 3, 2025 to allow remaining shareholders of O3 Mining to tender to the O3 Offer. On February 3, 2025, the Company, indirectly through a wholly-owned subsidiary, took up and acquired an additional 4,360,806 O3 Shares during the extension period of the O3 Offer, resulting in an aggregate of 114,785,237 O3 Shares being taken up and acquired under the O3 Offer, representing approximately 95.6% of the outstanding O3 Shares on an undiluted basis, for aggregate consideration of C$191.7 million. On March 18, 2025, O3 Mining and one of the Company’s wholly-owned subsidiaries amalgamated under the Business Corporations Act (Ontario) which resulted in the Company owning 100% of the O3 Shares.
The acquisition was accounted for by the Company as an asset acquisition and transaction costs associated with the acquisition totaling $2.5 million are capitalized to the mining properties acquired separately from the purchase price allocation set out below. The aggregate purchase consideration for the acquired assets, net of the assumed liabilities is as follows:
Cash paid for acquisition	$138,272
Total purchase price to allocate	$138,272
In an asset acquisition, the purchase consideration is allocated to the assets acquired and liabilities assumed based on their relative fair values. The following table sets out the allocation of the purchase price to the assets acquired and liabilities assumed.
Cash and cash equivalents	$16,312
Other current assets	1,213
Property, plant and mine development	123,810
Investments	11,597
Accounts payable, accruals and other liabilities	(8,767)
Long-term debt	(4,760)
Lease obligations	(1,069)
Other liabilities	(64)
Total assets acquired, net of liabilities assumed	$138,272

6.
FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the interim financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).
The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2025
6.
FAIR VALUE MEASUREMENT (Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis
For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.
During the three and six months ended June 30, 2025, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
The fair values of cash and cash equivalents and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.
The following table sets out the Company’s financial assets and liabilities measured at fair value on a recurring basis as at June 30, 2025 using the fair value hierarchy:
	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables (Note 7A)	$—	$18,195	$—	$18,195
Equity securities (FVOCI) (Note 9)	920,705	39,796	—	960,501
Share purchase warrants (FVPL) (Note 9)	—	102,643	—	102,643
Fair value of derivative financial instruments (Note 16)	—	55,524	—	55,524
Total financial assets	$920,705	$216,158	$—	$1,136,863
Financial liabilities:
Fair value of derivative financial instruments (Note 16)	—	4,560	—	4,560
Total financial liabilities	$—	$4,560	$—	$4,560
Valuation Techniques
There were no changes in the Company’s valuation processes, techniques or types of inputs used in the fair value measurements during the period.
Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value
Long-term debt is recorded in the interim financial statements at June 30, 2025 at amortized cost. The fair value of long-term debt is presented in Note 10 of these interim financial statements.
The committed subscription proceeds for the San Nicolás project are recorded in the interim financial statements at June 30, 2025 at amortized cost. The fair value of the San Nicolás liability is determined by discounting the minimum unavoidable obligation under the joint venture shareholders’ agreement between Agnico Eagle and Teck at a discount rate that reflects the Company’s credit rating. The fair value of the San Nicolás liability is not materially different from the carrying amount as the difference between the discount rate used at the initial recognition date and the current market rates at June 30, 2025 is not material.
Non-current loans receivable and other receivables are included in the other assets line item in the interim financial statements at amortized cost. The fair value of loans and other receivables is the present value of future cash inflows discounted at a market interest rate. The fair value of these financial assets is not materially different from the carrying amounts as at June 30, 2025 (Note 7B).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2025
7.
OTHER ASSETS

A)
Other Current Assets

	As at June 30, 2025	As at December 31, 2024
Federal, provincial and other sales taxes receivable	$116,650	$155,548
Prepaid expenses	155,057	124,566
Trade receivables	18,195	7,646
Short term investments	11,579	7,306
Other	50,653	45,288
Total other current assets	$352,134	$340,354

B)
Other Assets

	As at June 30, 2025	As at December 31, 2024
Non-current ore in stockpiles and on leach pads	$885,933	$819,294
Non-current prepaid expenses	41,863	58,438
Non-current loans receivable	8,617	12,039
Investment in associate	7,922	12,361
Other	8,041	13,347
Total other assets	$952,376	$915,479

8.
PROPERTY, PLANT AND MINE DEVELOPMENT

During the six months ended June 30, 2025, $1,408.9 million of additions (2024 — $822.8 million) were capitalized to property, plant and mine development. The additions for the six months ended June 30, 2025, include $123.8 million of property, plant and mine development capitalized through the Company’s acquisition of O3 Mining (Note 5).
Assets with a net book value of $14.8 million were disposed of by the Company during the six months ended June 30, 2025 (2024 — $21.3 million), resulting in a loss on disposal of $12.1 million (2024 — $20.4 million) which was recorded in the other expenses line item in the interim financial statements.
See Note 19 to these interim financial statements for capital commitments.
9.
INVESTMENTS

	As at June 30, 2025	As at December 31, 2024
Equity securities	$960,501	$559,165
Share purchase warrants	102,643	53,724
Total investments	$1,063,144	$612,889

10.
LONG-TERM DEBT

The following table sets out details of the Company’s long-term debt as at June 30, 2025 and December 31, 2024:
		As at June 30, 2025				As at December 31, 2024
	Interest Rates	Principal Amount	Deferred Financing Costs	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes	2.78% – 4.63%	$600,000	$(1,937)	$598,063	$569,847	$1,146,886	$1,101,168
Credit Facility	Variable	—	(3,449)	(3,449)	(3,449)	(3,930)	(3,930)
Total long-term debt		$600,000	$(5,386)	$594,614	$566,398	$1,142,956	$1,097,238

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2025
10.
LONG-TERM DEBT (Continued)

The following table sets out the long-term debt included in the interim financial statements:
	As at June 30, 2025	As at December 31, 2024
Current portion of long-term debt	$50,000	$90,000
Non-current portion of long-term debt	544,614	1,052,956
Total long-term debt	$594,614	$1,142,956
2016 and 2017 Notes
On June 30, 2025, the Company repaid $40.0 million of the 2017 Series A 4.42% notes at maturity. On June 30, 2025, the Company also elected to repay in full the remaining outstanding principal of the 2016 and 2017 Notes prior to their respective maturity dates. The repayment totaled $510.0 million, consisting of $250.0 million related to the 2016 Notes and $260.0 million related to the 2017 Notes.
The Company incurred debt extinguishment costs of $5.4 million which are recognized within finance costs in the interim financial statements.
Credit Facility
During the six months ended June 30, 2025, there were no drawdowns and repayments under the Credit Facility (2024 — $600.0 million). As at June 30, 2025, $1,975.7 million was available for future drawdown under the Credit Facility (December 31, 2024 — $1,976.5 million). Credit Facility availability is reduced by outstanding letters of credit, which were $24.3 million as at June 30, 2025 (December 31, 2024 — $23.5 million).
11.
RECLAMATION PROVISION

During the three months ended June 30, 2025, the Company revised its estimate of the Meadowbank Asset Retirement Obligation (“ARO”). The revision was driven by an updated internal analysis completed during the period and, as a result, the ARO liability related to Meadowbank increased by $198.2 million, with a corresponding adjustment to the related mining asset. The increase in the ARO is primarily driven by revised estimates for dismantling infrastructure, transportation and fuel costs, and expected operating costs during the closure period. These updates reflect the scale of the operational footprint and logistical requirements at Meadowbank. As at June 30, 2025, the Meadowbank ARO liability was $432.9 million.
12.
EQUITY

Net Income Per Share
The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:
	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net income for the period — basic	$1,068,711	$472,016	$1,883,442	$819,208
Add: Dilutive impact of cash settling LTIP	2,939	—	—	2,062
Net income for the period — diluted	1,071,650	472,016	1,883,442	821,270
Weighted average number of common shares outstanding — basic (in thousands)	502,579	499,437	502,489	498,528
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	1,026	594	677	1,126
Add: Dilutive impact of employee stock options	755	412	719	140
Weighted average number of common shares outstanding — diluted (in thousands)	504,360	500,443	503,885	499,794
Net income per share — basic	$2.13	$0.95	$3.75	$1.64
Net income per share — diluted	$2.12	$0.94	$3.74	$1.64

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2025
12.
EQUITY (Continued)

Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.
For the three months ended June 30, 2025, nil (2024 — 1,193,712) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive. For the six months ended June 30, 2025, nil (2024 — 1,621,512) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.
NCIB
In May 2025, the Company received approval from the TSX to renew its NCIB pursuant to which the Company may purchase up to a maximum of 5% of its issued and outstanding common shares. The Company is authorized to acquire an aggregate of $1.0 billion of its common shares under the NCIB. Under the NCIB, the Company may purchase its common shares for cancellation. The Company intends to repurchase its common shares during the period commencing May 4, 2025 and ending May 3, 2026, through the facilities of the TSX, the NYSE or other designated exchanges and alternative trading systems in Canada and the United States in accordance with applicable regulatory requirements. All common shares purchased under the NCIB will be cancelled.
The following table sets out activity with respect to the Company’s NCIB program:
	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Number of common shares repurchased	836,488	763,043	1,324,535	1,138,043
Cost of common shares repurchased ($ millions)	$99.9	$50.0	$149.9	$69.9
Number of common shares cancelled	928,475	678,626	1,324,535	1,053,626
Book value of cancelled shares ($ millions)	$34.8	$25.1	$49.6	$39.0
Automatic Share Purchase Plan
The Company maintains an Automatic Share Purchase Plan (“ASPP”) with a broker to enable the purchase of common shares under the NCIB during trading blackout periods. The Company may, but is not required to, instruct the broker to make purchases under the NCIB based on pre-established trading parameters prior to the commencement of the blackout period. Between July 1 and July 25, 2025, the Company repurchased 131,467 common shares for $15.9 million under the ASPP.
13.
STOCK-BASED COMPENSATION

During the six months ended June 30, 2025, the Company granted 873,464 stock options, 129,770 PSUs and 417,146 RSUs. The associated stock based compensation expense recognized in the interim financial statements was $16.7 million during the three months ended June 30, 2025 (2024 — $14.4 million) and $43.1 million during the six months ended June 30, 2025 (2024 — $30.5 million). Stock based compensation expense is included in general and administrative expenses and production costs, consistent with the classification of other elements of compensation expense for the applicable employees.
The following table sets out activity with respect to Agnico Eagle’s outstanding stock options:
	Six Months Ended June 30, 2025			Six Months Ended June 30, 2024
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	2,125,773	C$	72.37	4,646,412	C$	77.54
Granted	873,464		112.46	1,021,400		72.65
Exercised	(1,123,933)		77.76	(1,611,948)		75.64
Forfeited	(34,553)		91.18	(52,350)		78.24
Expired	(4,725)		73.23	(12,925)		74.90
Outstanding, end of period	1,836,026	C$	87.79	3,990,589	C$	77.05
Options exercisable, end of period	521,253	C$	77.99	2,465,827	C$	80.94

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2025
13.
STOCK-BASED COMPENSATION (Continued)

The average share price of Agnico Eagle’s common shares during the six months ended June 30, 2025 was C$148.82 (2024 — C$79.16).
Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:
	Six Months Ended June 30,
	2025	2024
Risk-free interest rate	2.75%	4.11%
Expected life of stock options (in years)	2.1	2.4
Expected volatility of Agnico Eagle’s share price	29.0%	32.0%
Expected dividend yield	2.1%	3.0%
The Company uses historical volatility to estimate the expected volatility of Agnico Eagle’s share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.
14.
OTHER RESERVES

The following table sets out the movements in other reserves for the six months ended June 30, 2025 and 2024:
	Equity securities reserve	Cash flow hedge reserve	Total
Balance at December 31, 2023	$(91,643)	$(7,312)	$(98,955)
Net change in cash flow hedge reserve	—	588	588
Transfer of net loss on disposal of equity securities to retained earnings	964	—	964
Net change in fair value of equity securities	3,833	—	3,833
Balance at June 30, 2024	$(86,846)	$(6,724)	$(93,570)
Balance at December 31, 2024	$(35,011)	$(6,136)	$(41,147)
Net change in cash flow hedge reserve	—	588	588
Net change in fair value of equity securities	217,122	—	217,122
Balance at June 30, 2025	$182,111	$(5,548)	$176,563
The cash flow hedge reserve represents the settlement of an interest rate derivative related to the Senior Notes issued in 2020. The reserve will be amortized over the term of the Notes. Amortization of the reserve is included in the finance costs line item in the interim financial statements.
15.
REVENUES FROM MINING OPERATIONS

The Company has recognized the following amounts relating to revenue in the interim financial statements:
	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Revenues from contracts with customers	$2,812,391	$2,076,282	$5,278,846	$3,908,146
Provisional pricing adjustments on concentrate sales	3,710	339	5,503	(1,702)
Total revenues from mining operations	$2,816,101	$2,076,621	$5,284,349	$3,906,444

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2025
15.
REVENUES FROM MINING OPERATIONS (Continued)

The following table sets out the disaggregation of revenues by metal:
	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Revenues from contracts with customers:
Gold	$2,780,517	$2,044,178	$5,215,096	$3,853,691
Silver	20,101	21,233	37,462	37,786
Zinc	1,707	640	3,998	654
Copper	10,066	10,231	22,290	16,015
Total revenues from contracts with customers	$2,812,391	$2,076,282	$5,278,846	$3,908,146

16.
DERIVATIVE FINANCIAL INSTRUMENTS

Currency Risk Management
The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies, primarily the Canadian dollar, the Australian dollar, the Euro and the Mexican peso.
These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company’s production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.
As at June 30, 2025, the Company had outstanding derivative contracts related to $3,136.0 million of 2025 and 2026 expenditures (December 31, 2024 — $4,006.5 million). The Company recognized mark-to-market adjustments in the (gain) loss on derivative financial instruments line item in the interim financial statements. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.
The Company’s other foreign currency derivative strategies in 2025 and 2024 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for foreign currencies. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding as at June 30, 2025 or December 31, 2024. The call option premiums were recognized in the (gain) loss on derivative financial instruments line item in the interim financial statements.
Commodity Price Risk Management
To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with its Canadian operations’ diesel fuel exposure. There were derivative financial instruments outstanding as at June 30, 2025 relating to 5.0 million gallons of heating oil (December 31, 2024 — 28.0 million). The related mark-to-market adjustments prior to settlement were recognized in the (gain) loss on derivative financial instruments line item in the interim financial statements. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period-end forward pricing to calculate fair value.
The following table sets out a summary of the amounts recognized in the (gain) loss on derivative financial instruments line item in the interim financial statements.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2025
16.
DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Premiums realized on written foreign exchange call options	$(23)	$(362)	$(854)	$(673)
Unrealized (gain) loss on warrants	(7,263)	3,027	(61,431)	(3,850)
Realized loss on currency and commodity derivatives	700	6,895	17,960	7,534
Unrealized (gain) loss on currency and commodity derivatives	(118,678)	10,048	(149,798)	62,532
(Gain) loss on derivative financial instruments	$(125,264)	$19,608	$(194,123)	$65,543

17.
OTHER EXPENSES

The following table sets out amounts recognized in the other expenses line item in the interim financial statements:
	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Loss on disposal of property, plant and mine development (Note 8)	$6,459	$16,819	$12,105	$20,366
Interest income	(11,003)	(3,438)	(18,383)	(6,486)
Environmental remediation	14,234	3,108	21,964	4,907
Other costs	7,383	30,817	20,591	40,466
Total other expenses	$17,073	$47,306	$36,277	$59,253

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2025
18.
SEGMENTED INFORMATION

	Six Months Ended June 30, 2025
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde mine	$457,409	$(125,186)	$—	$332,223
LZ5	132,751	(45,192)	—	87,559
Canadian Malartic	919,264	(234,672)	—	684,592
Goldex	211,249	(72,346)	—	138,903
Meliadine	612,806	(196,915)	—	415,891
Meadowbank	739,800	(233,006)	—	506,794
Kittila	329,030	(110,897)	—	218,133
Detour Lake	989,060	(276,276)	—	712,784
Macassa	495,893	(98,092)	—	397,801
Fosterville	263,674	(71,058)	—	192,616
Pinos Altos	133,413	(93,280)	—	40,133
Exploration	—	—	(93,905)	(93,905)
Segment totals	$5,284,349	$(1,556,920)	$(93,905)	$3,633,524
Total segments income				$3,633,524
Corporate and other:
Amortization of property, plant and mine development				(793,756)
General and administrative				(118,599)
Finance costs				(49,873)
Gain on derivative financial instruments				194,123
Foreign currency translation gain				11,631
Care and maintenance				(29,583)
Other expenses				(36,277)
Income before income and mining taxes				$2,811,190

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2025
18.
SEGMENTED INFORMATION (Continued)

	Six Months Ended June 30, 2024
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde mine	$276,505	$(119,238)	$—	$157,267
LZ5	80,029	(39,143)	—	40,886
Canadian Malartic	746,589	(270,909)	—	475,680
Goldex	155,920	(66,266)	—	89,654
Meliadine	422,515	(179,364)	—	243,151
Meadowbank	558,000	(237,176)	—	320,824
Kittila	247,223	(116,567)	—	130,656
Detour Lake	702,373	(252,207)	—	450,166
Macassa	292,869	(98,677)	—	194,192
Fosterville	266,061	(70,478)	—	195,583
Pinos Altos	116,190	(76,516)	—	39,674
La India	42,170	(29,028)	—	13,142
Exploration	—	—	(106,453)	(106,453)
Segment totals	$3,906,444	$(1,555,569)	$(106,453)	$2,244,422
Total segments income				$2,244,422
Corporate and other:
Amortization of property, plant and mine development				(735,614)
General and administrative				(96,936)
Finance costs				(70,738)
Loss on derivative financial instruments				(65,543)
Foreign currency translation gain				4,184
Care and maintenance				(21,268)
Other expenses				(59,253)
Income before income and mining taxes				$1,199,254

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2025
18.
SEGMENTED INFORMATION (Continued)

The following table sets out total assets by segment:
	Total Assets as at
	June 30, 2025	December 31, 2024
LaRonde mine	$1,069,965	$1,064,726
LZ5	173,680	166,484
Canadian Malartic	6,816,584	6,833,320
Goldex	462,813	457,204
Meliadine	2,307,381	2,344,399
Meadowbank	1,534,345	1,343,936
Kittila	1,617,770	1,559,735
Detour Lake	10,000,684	9,730,258
Macassa	1,627,451	1,774,106
Fosterville	1,230,791	1,044,241
Pinos Altos	410,210	392,480
La India	88,805	94,806
Exploration	1,695,212	1,418,441
Corporate and other	2,657,722	1,762,882
Total assets	$31,693,413	$29,987,018

19.
COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at June 30, 2025, the total amount of these guarantees was $1,146.9 million (December 31, 2024 — $1,035.6 million).
As at June 30, 2025, the Company had $320.3 million (December 31, 2024 — $172.2 million) of commitments related to capital expenditures and $290.0 million (December 31, 2024 — $290.0 million) of committed subscription proceeds related to San Nicolás.
20.
SUBSEQUENT EVENTS

Dividends Declared
On July 30, 2025, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.40 per common share (a total value of approximately $200.9 million), payable on September 15, 2025 to holders of record of the common shares of the Company on September 2, 2025.